7/27

07025563

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Melo, S.A

*CURRENT ADDRESS

Best Available Copy

PROCESSED

AUG 01 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04893 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 7/30/07

082-04893

RECEIVED
2007 JUL 27 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-06

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report

Grupo Melo, S. A.

Years ended December 31, 2006 and 2005
with Independent Auditors' Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Virgilio Sosa	Principal Director
Jaime Sosa	Principal Director
Felix B. Maduro	Principal Director
Manuel D. Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Juan Carlos Fábrega	Principal Director
Ricardo Sosa	Deputy
Laury Melo de Alfaro	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas
Citibank, N.A.
Banco Aliado, S. A.
Banco Continental de Panamá, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Banco Bilbao Vizcaya Argentaria Panamá, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

External Auditors
Ernst & Young

ERNST & YOUNG

Contadores Públicos Autorizados
Apartado 0832-1575 W.T.C.
Panamá, Rep. de Panamá

Teléfono: 208-0100
Telefax: 214-4300 - 214-4301
E-mail: eyoung@pa.ey.com

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

Translation a report originally issued in Spanish
(See explanation in the notes to the financial statements)

We have audited the accompanying consolidated financial statements of Grupo Melo, S. A. ("the Group") which comprise the consolidated balance sheets as of December 31, 2006 and 2005, and the consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance on whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Melo, S. A. as of December 31, 2006 and 2005, and of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Ernst & Young

February 16, 2007
Panama, Republic of Panama

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	Notes	*2006*	*2005*
ASSETS			
Current Assets			
Cash	3	B/. **3,628,656**	B/. 2,401,111
Notes and accounts receivable, net	4	**21,521,513**	17,763,812
Inventories, net	5	**29,040,178**	28,908,217
Inventory of layer hens	6	**1,585,303**	1,467,007
Parcel land for sale		**4,900,579**	3,661,161
Prepaid income tax		**24,190**	22,808
Prepaid expenses		**292,913**	441,468
		60,993,332	54,665,584
Non-current Assets			
Notes receivable, net of current portion	4	**6,362,098**	4,686,636
Deferred income tax	15	**274,878**	240,765
Investment, at equity	7	**1,819,436**	1,789,611
Raw land		**5,365,122**	6,334,646
Properties, equipment and improvements, net	8	**52,615,726**	50,557,375
Forestal investment	9	**3,753,308**	3,498,522
Severance fund		**2,445,666**	2,144,203
Other assets		**4,818,138**	4,089,036
		77,454,372	73,340,794
TOTAL ASSETS		**B/. 138,447,704**	B/. 128,006,378

	Notes	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest-bearing loans and borrowings	10	**B/. 13,700,229**	B/. 15,835,258
Negotiable commercial securities	11	**5,000,000**	5,000,000
Bonds payable	12	**5,099,926**	8,827,000
Notes and accounts payable - trade		**18,343,924**	18,557,974
Accrued expenses and other liabilities	13	**5,725,732**	2,917,977
		47,869,811	51,138,209
Non-Current Liabilities			
Provision for seniority premium		**3,151,821**	2,863,764
Interest-bearing loans and borrowings	10	**6,733,914**	5,291,871
Bonds payable	12	**28,976,701**	24,059,759
		38,862,436	32,215,394
Commitments and contingencies	22		
Shareholders' Equity			
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,323,044)		**21,776,131**	21,776,131
Retained earnings		**29,868,178**	22,835,515
Complementary tax		**(66,703)**	(75,826)
		51,577,606	44,535,820
Minority interest		**137,851**	116,955
Total Shareholders' Equity		**51,715,457**	44,652,775
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/. 138,447,704**	B/. 128,006,378

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2006 and 2005

	Notes		*2006*		*2005*
Revenue					
Net sales		B/.	**188,343,282**	B/.	159,912,549
Cost of sales			**(101,154,078)**		(87,045,145)
Gross income			**87,189,204**		72,867,404
Other income	20		**1,472,851**		1,419,897
Profit from changes in fair value of biological assets:					
Forestal investment			**43,819**		72,259
General and administrative expenses	21		**(66,156,994)**		(58,235,262)
Depreciation and amortization	8		**(5,275,905)**		(4,902,193)
Income from operating activities			**17,272,975**		11,222,105
Interest income			**829,875**		593,037
Interest and financial charges			**(5,526,220)**		(5,475,965)
Income from operating activities before income tax			**12,576,630**		6,339,177
Income tax	15		**(3,639,260)**		(1,877,584)
Income before loss in associate and minority interest			**8,937,370**		4,461,593
Share on loss of associate	7		**(111,703)**		(66,752)
Net income		**B/.**	**8,825,667**	B/.	4,394,841
Attributable to:					
Equity holders of the parent		**B/.**	**8,792,413**	B/.	4,363,026
Minority interests			**33,254**		31,815
		B/.	**8,825,667**	B/.	4,394,841
Earnings per share -basic and diluted	18	**B/.**	**3.80**	B/.	1.89

The accompanying notes are integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2006 and 2005

	Notes	Issued Capital	Treasury Shares	Retained Earnings	Complementary Tax	Minority Interest	Total
At January 1, 2005		B/. 21,390,853	B/. (123,305)	B/. 19,104,313	B/. (81,378)	B/. 90,862	B/. 40,381,345
Net income		-	-	4,363,026	-	31,815	4,394,841
Dividends paid	16	-	-	(101,651)	-	(5,722)	(107,373)
Capitalized retained earnings		530,173	-	(530,173)	-	-	-
Re-purchase of shares		-	(21,590)	-	-	-	(21,590)
Annulled shares		(144,895)	144,895	-	-	-	-
Complementary tax, net		-	-	-	5,552	-	5,552
At December 31, 2005		21,776,131	-	22,835,515	(75,826)	116,955	44,652,775
Net income		-	-	**8,792,413**	-	**33,254**	**8,825,667**
Dividends paid	16	-	-	**(1,759,750)**	-	**(12,358)**	**(1,772,108)**
Complementary tax, net		-	-	-	9,123	-	9,123
At December 31, 2006		**B/. 21,776,131**	**B/. -**	**B/. 29,868,178**	**B/. (66,703)**	**B/. 137,851**	**B/. 51,715,457**

The accompanying notes are integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

	Notes	*2006*	*2005*
Cash flows from operating activities			
Income before income tax		B/. 12,576,630	B/. 6,339,177
Adjustments for:			
Provision for doubtful accounts	4	819,233	558,568
Provision for slow moving inventory or obsolescence		26,186	23,558
Derecognition of loss on investment by the equity method withdrawn from books		(10,301)	-
Depreciation and amortization	8	5,275,905	4,902,193
Provision for seniority premium		682,246	657,702
Profit from changes in fair value of biological assets:			
Forestal investment	9	(43,819)	(72,259)
Changes in fair value of biological assets:			
Layer hens	6	406,925	363,419
Interest paid and financial charges		5,526,220	5,475,965
Interest earned		(829,875)	(593,037)
Operating results before changes in working capital		24,429,350	17,655,286
Notes and accounts receivable		(6,252,396)	723,297
Inventories		(158,147)	449,311
Inventory of layer hens, net of transfers to inventory		(525,221)	(490,649)
Parcel land for sale		(1,239,418)	(98,987)
Prepaid expenses		148,555	(15,202)
Raw land		969,524	(981,966)
Other assets		(729,102)	(286,838)
Notes and accounts payable - trade		(214,050)	409,676
Accrued expenses and other liabilities		1,378,561	282,906
Seniority premium paid		(394,189)	(450,174)
Cash proceeds from operations		17,413,467	17,196,660
Interest paid		(5,515,906)	(5,434,630)
Interest earned		829,875	593,037
Income tax paid		(2,255,875)	(97,436)
Net cash flows from operating activities		10,471,561	12,257,631

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2006 and 2005

	Notes		2006		2005
Cash flows from investment activities					
Severance fund contribution, net		B/.	**(301,463)**	B/.	(269,902)
Investment, at equity			**(131,227)**		(101,482)
Purchase of property, equipment and improvements			**(8,436,084)**		(4,204,207)
Dissposal of property,equiment and improvements			**1,101,828**		400,679
Forestal investment	9		**(210,967)**		(185,436)
Net cash flows used in investment activities			**(7,977,913)**		(4,360,348)
Cash flows from financing actvities					
Loans and lease obligations payments			**(44,771,688)**		(66,937,607)
Proceeds from new loans and lease obligations			**44,078,702**		60,156,862
Bonds issuance			**10,000,000**		-
Redemption of bonds			**(8,810,132)**		(2,217,401)
Payment of negotiable commercial securities			**(5,000,000)**		(4,000,000)
Issuance of negotiable commercial securities			**5,000,000**		5,000,000
Treasury shares			**-**		(21,590)
Dividends paid			**(1,759,750)**		(101,651)
Minority interest			**(12,358)**		(5,722)
Complementary tax			**9,123**		5,552
Net cash flows used in financing activities			**(1,266,103)**		(8,121,557)
Net increase (decrease) in cash			**1,227,545**		(224,274)
Cahs at January 1			**2,401,111**		2,625,385
Cash at December 31	3	**B/.**	**3,628,656**	B/.	2,401,111

The accompanying notes are integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, timber processing and sale, construction material sale, fast food chains, food processing, real estate and reforestation.

The consolidated financial statements of Grupo Melo, S.A. for the years ended December 31, 2006 were authorized for issue by means of a resolution of the Board of Directors on February 16, 2007.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of Grupo Melo's Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committee; in addition there is an Audit Committee, an Executive Compensation Committee, a Governance and Strategy Committee, and a Finance Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Corporate Information (continued)

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Corporate Information (continued)

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico Melo Klepitch - Alternate

Executive Compensation Committee

José Luis García de Paredes – Principal
Jaime Sosa – Principal
Laury Melo de Alfaro - Alternate

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Ricardo Sosa – Principal
Virgilio Sosa – Principal
Jaime Sosa - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Virgilio Sosa - Principal
Eduardo Jaspe L. - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive any fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Corporate Information (continued)

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Corporate Information (continued)

- In the process of performing its responsabilities, the Committee may:
  - a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  - b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Corporate Information (continued)

Corporate Governance and Strategic Planning Committee

The Corporate Governance and Strategic Planning Committee's functions are:

- Promote full compliance of Grupo Melo and its subsidiaries' operations with corporate government parameters.
- To recommend amendment/s or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be presented to the Board of Directors, with observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategies for reaching an optimum financial structure.
- Strategies for following the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is no harassment nor discrimination, at any level of the organization.
- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Corporate Information (continued)

- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value. The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama's law.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. y Bienes Raíces Cerro Azul, S. A., after the eliminations of all material intercompanies transactions.

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.1 Basis of Preparation (continue)

Reclassification

Certain 2005 amounts were reclassified to be in accordance with 2006 presentation. The most relevant reclassifications in the consolidated financial statement are related to the severance fund, and seniority premium and indemnity, which were transferred from current to non-current assets and liabilities, respectively.

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

2.3 Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Inventories

Inventories are valued at the lower of cost and net realizable value:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to supplier invoices
Inventory of layer hens	Fair value
Parceled land for sale	Land purchased for development and sale are carried at cost

Allowance for slow-moving inventory or obsolescence

Management has an established policy for the determination of allowance for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow-moving inventories are dismissed from the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheets at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 40 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Property, equipment and improvements (continued)

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided.

Segment Information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Changes in accounting policies in accordance to the International Financial Reporting Standards (IFRS) and Interpretations no yet adopted.

As of December 31, 2006 the Group has not yet adopted the following new and amended IFRS and IFRIC interpretations during the year, which were not effective for the year then ended.

- IFRS 7 Financial Instrument: Disclosure and amendment to IAS 1 Presentation of Financial Statements – Capital disclosures were issued in August 2005 and become effective for financial years beginning on or after 1 January 2007. This will requires disclosures that enable users to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments as well as the capital shares.

- IFRS 8 Operatives Segments: Disclosure and amendment to IAS 14 which will become effective for financial years beginning on or after 1 January 2009. IFRS 8 requires an entity to select and apply its accounting policies consistently for similar transactions, other events and conditions, unless an IFRS specifically requires or permits categorization of items for which different policies may be appropriate. Where and IFRS requires or permits such categorization, and appropriate accounting policy shall be selected and applied consistently to each category. Therefore, once a choice of benchmark or allowed alternative treatment has been made, it becomes accounting policy and must be applied consistently. Changes in accounting policy should only be made in accordance with IFRS 8.14. In this publication, where a choice is permitted by IFRS, the Group has adopted either the benchmark or the allowed alternative treatment as appropriate to the circumstances of the Group. The commentary gives further details of which policy has been selected.

In addition, the International Financial Reporting Interpretations Committee (IFRIC) – (which is the committee appointed by the IASC Foundation Trustees that assists the IASB in establishing and improving standards of financial accounting and reporting for the benefit of users, preparers and auditors of financial statements) had issued new interpretations, that were not applied to this financial statement at December 31, 2006. Between the ones that could affect the Group are the following:

- IFRIC 8 Scope of IFRS 2 – IFRIC interpretation 8 was issued in January 2006 and becomes effective for financial years beginning on or after 1 May 2006. IFRIC 8 which requires IFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value. The Group has not yet adopted this interpretation, but since the equity instruments are only issued to employees in accordance with the employee share scheme, the interpretation is not expected to have an impact on the financial position of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Changes in accounting policies in accordance to the International Financial Reporting Standards (IFRS) and Interpretations no yet adopted. (continued)

- IFRIC 11 Scope of IFRS 2 – IFRIC interpretation 11 was issued in 2006 and becomes effective for financial years beginning on or after 1 March 2007. IFRIC 11 will requires IFRS 2 to be applied to any transactions with Group's shares and treasury shares. The Group has not yet adopted this interpretation.

3. Cash

	2006	*2005*
Cash on hand	B/. 84,310	B/. 219,064
Demands accounts	3,544,346	2,182,047
	B/. 3,628,656	B/. 2,401,111

4. Notes and Accounts Receivable, Net

	2006	*2005*
Notes receivable	B/. 13,137,258	B/. 8,696,474
Accounts receivable - clients	14,997,828	13,496,594
	28,135,086	22,193,068
Allowance for doubtful accounts	(1,310,520)	(888,806)
	26,824,566	21,304,262
Accounts receivable - other:		
Employees	116,729	150,735
Other	942,316	995,451
	27,883,611	22,450,448
Less: current portion of notes and accounts receivable clients	21,521,513	17,763,812
	B/. 6,362,098	B/. 4,686,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

4. Notes and Accounts Receivable, Net (continued)

Below is a breakdown of activities in the allowance for doubtful accounts:

		2006		*2005*
Balance at January 1	**B/.**	**888,806**	B/.	684,974
Increase in the year		**819,233**		558,568
Amounts written off		**(397,519)**		(354,736)
Balance at December 31	**B/.**	**1,310,520**	B/.	888,806

5. Inventories, Net

		2006		*2005*
Goods and materials	**B/.**	**15,085,140**	B/.	16,476,677
Machinery and equipment		**3,048,953**		2,532,325
Automobiles and spare parts		**4,092,131**		5,271,331
Poultry, eggs and food		**3,124,872**		2,292,763
Tires, batteries and others		**1,367,826**		1,054,698
		26,718,922		27,627,794
Less allowance for slow moving or obsolete inventory		**(96,647)**		(70,461)
		26,622,275		27,557,333
Inventory in transit		**2,417,903**		1,350,884
	B/.	**29,040,178**	B/.	28,908,217

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

6. Inventory of layer hens

		2006		*2005*
Reconciliation value of Inventory of layer hens:				
Carrying amount as of January 1, 2006	B/.	**1,467,007**	B/.	1,339,777
Increase due to purchases		**1,148,860**		1,249,311
Decrease due transfers to inventory		**(623,639)**		(758,662)
Changes in fair value atributable to physical changes		**(406,925)**		(363,419)
Carrying amount as of December 31, 2006	**B/.**	**1,585,303**	B/.	1,467,007

7. Investment, at Equity

	% of Participation		*2006*		*2005*
Procesadora Moderna, S. A.	50%	**B/.**	**1,848,909**	B/.	1,848,909
Compañía Ulises, S. A.	50%		**134,760**		134,760
Atlantic Grain Terminal, S. A.	25%		**357,200**		211,473
Bulk Cargo, S. A.	50%		-		37,500
Recuperación de Proteínas, S. A.	50%		**607,500**		570,000
			2,948,369		2,802,642
Share on inicial accumulated losses			**(1,125,531)**		(1,058,779)
Share on year's losses			**(111,703)**		(66,752)
Investment disposal			**10,301**		-
Share on losses at year end			**(1,226,933)**		(1,125,531)
			1,721,436		1,677,111
Comercializadora Regional Centroamericana, Inc.			-		50,000
Other investments			**98,000**		62,500
		B/.	**1,819,436**	B/.	1,789,611

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

8. Property, Equipment and Improvements, Net

December 31, 2006

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/. 31,085,991	B/. 17,843,179	B/. 1,030,100	B/. 598,105	B/. 50,557,375
Additions	2,485,872	2,880,713	2,065,023	1,004,476	8,436,084
Reclassifications	73,291	(10,922)	17,526	(79,895)	-
Disposals	(917,866)	(5,863,714)	(219,272)	-	(7,000,852)
Disposal depreciation	267,379	5,412,373	219,272	-	5,899,024
Depreciation and amortization	(1,652,551)	(2,821,696)	(801,658)	-	(5,275,905)
At December 31, 2006, net of accumulated depreciation and amortization	B/. 31,342,116	B/. 17,439,933	B/. 2,310,991	B/. 1,522,686	B/. 52,615,726
At January 1, 2006					
At cost	B/. 47,311,471	B/. 57,853,348	B/. 5,853,872	B/. 598,105	B/. 111,616,796
Accumulated depreciation and amortization	(16,225,480)	(40,010,169)	(4,823,772)	-	(61,059,421)
Net carrying amount	B/. 31,085,991	B/. 17,843,179	B/. 1,030,100	B/. 598,105	B/. 50,557,375
At December 31, 2006					
At cost	B/. 48,952,768	B/. 54,859,425	B/. 7,716,750	B/. 1,522,686	B/. 113,051,629
Depreciation and amortization	(17,610,652)	(37,419,492)	(5,405,759)	-	(60,435,903)
Net carrying amount	B/. 31,342,116	B/. 17,439,933	B/. 2,310,991	B/. 1,522,686	B/. 52,615,726

As of December 31, 2006 several properties with carrying amounts of B/.22,421,148 serve as guarantees for Group Company credit agreements, loans and bonds (See Note 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

8. Property, Equipment and Improvements, Net (continued)

December 31, 2005

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2005, net of accumulated depreciation and amortization	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040
Additions	586,541	2,366,492	864,352	386,822	4,204,207
Reclassifications	220,206	41,605	-	(261,811)	-
Disposals	(211,126)	(1,019,765)	(1,295,460)	-	(2,526,351)
Disposal depreciation	113,267	758,140	1,254,265	-	2,125,672
Depreciation and amortization	(1,439,459)	(3,142,782)	(319,952)	-	(4,902,193)
At December 31, 2005, net of accumulated depreciation and amortization	B/. 31,085,991	B/. 17,843,179	B/. 1,030,100	B/. 598,105	B/. 50,557,375
At January 1, 2005					
At cost	B/. 46,715,850	B/. 56,465,016	B/. 6,284,980	B/. 473,094	B/. 109,938,940
Accumulated depreciation and amortization	(14,899,288)	(37,625,527)	(5,758,085)	-	(58,282,900)
Net carrying amount	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040
At December 31, 2005					
At cost	B/. 47,311,471	B/. 57,853,348	B/. 5,853,872	B/. 598,105	B/. 111,616,796
Acumulated depreciation and amortization	(16,225,480)	(40,010,169)	(4,823,772)	-	(61,059,421)
Net carrying amount	B/. 31,085,991	B/. 17,843,179	B/. 1,030,100	B/. 598,105	B/. 50,557,375

As of December 31, 2005 several properties with carrying amounts of B/.21,758,323 serve as guarantees for Group Company credit agreements, loans and bonds (See Notes 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

9. Forestal Investment

		2006		*2005*
Reconciliation value of forestal investment:				
Carrying amount as of January 1, 2006	**B/.**	**3,498,522**	B/.	3,240,827
Increase due to purchases		**210,967**		185,436
Gain arising from changes in fair value attributable to physical changes		**43,819**		72,259
Carrying amount as of December 31, 2006	**B/.**	**3,753,308**	B/.	3,498,522

Disbursements made during 2006 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,197,222, less losses of B/.109,442 due to fires, generated net earnings of B/.1,087,780, of which B/.43,819 correspond to 2006.

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

10. Interest - Bearing Loans and Borrowings (continued)

- The Group's consolidated financial statements must reflect a financial debt/EBITDA ratio no higher than four (4) as of December 31, 2006.

The Group has issued cross guarantees to secure Grupo Melo, S. A.'s global debts.

Mortgages Loans

Mortgages bear the following guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049,16857,23394, 27399, 27665, 33786, 49008, 55655 and 52545.

- Provisions on mortgaged property maintenance, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

11. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000,000). As of December 31, 2006 and 2005, the Group had placed B/.5,000,000 and B/.4,000,000, respectively on the Stock Market. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issue date. As of December 31, 2006 the annual interest rate of Negotiable Commercial Securities is approximately 6.125% - 6.5%.

This issue is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

12. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724, 211403, 39570, 41088 and 40616, and others on which the Manuel E. Melo Factory is located.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

12. Bonds Payable (continued)

A breakdown of bonds payable is as follows:

	2006	*2005*
Altos de Vistamares, S. A.		
Bond issuance with a face value of B/.3,000,000, issued in series, bearing quarterly payable interest, at an floating rate based on Prime Rate + 2.25% p.a., which must never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/. 2,000,000**	B/. 3,000,000
Empresas Melo, S. A.		
Bond issuance with a face value of B/.5,000,000, issued in series, bearing interest payable quarterly at 8% p.a., maturing in December 2006.	-	5,000,000
Bond issuance with a face value of B/.15,000,000, issued in series, earning variable Libor rate (3 months) plus 3.5%, with an annual minimum of 8% quarterly payable, and a maturity date of December 2012.	**10,076,627**	11,386,759
Bond issuance with a face value of B/.1,500,000, issued as Series A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.	-	1,500,000
Bond issuance with a face value of B/.1,500,000 issued as Series B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.	**1,500,000**	1,500,000
Bond issuance with a face value of B/.1,500,000 issued as Series C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**1,500,000**	1,500,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

12. Bonds Payable (continued)

		2006		*2005*
Empresas Melo, S. A. (continued)				
Bond issuance with a face value of B/.1,500,000 issued as Series D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**B/.**	**1,500,000**	B/.	1,500,000
Bonds issuance with a face value of B/10,000,000, issued in a one serie, bearing an annual interest of 8%, payable quarterly, with maturity date of December 2011.		**10,000,000**		-
Series bonds:				
A. Serie A: Series A bonds mature as of December 2007. Annual Libor interest rate is 6 months + 2.5%		**1,200,000**		1,200,000
B. Serie B: Series B bonds mature as of December 2008. Annual libor interest rate is 6 months + 2.75%		**1,200,000**		1,200,000
C. Serie C: Series C bonds mature as of December 2009. Annual libor interest rate is 6 months + 2.87%		**1,200,000**		1,200,000
D. Serie D: Series D bonds mature as of December 2010. Annual libor interest rate is 6 months + 3%		**1,200,000**		1,200,000
E. Serie E: Series C bonds mature as of December 2011. Annual libor interest rate is 6 months + 3.12%		**1,200,000**		1,200,000
F. Serie F: Series F bonds mature as of December 2012. Annual libor interest rate is 6 months + 3.25%		**1,500,000**		1,500,000
		34,076,627		32,886,759
Less: Current portion		**5,099,926**		8,827,000
Total	**B/.**	**28,976,701**	B/.	24,059,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

13. Accrued Expenses and Other Liabilities

		2006		*2005*
Vacations payable	B/.	**561,693**	B/.	536,454
Income tax and social security		**629,266**		428,241
Thirteen Month payable		**69,676**		67,279
Managers' profit sharing		**868,500**		419,545
Interest payable		**206,173**		195,859
Payroll withholdings		**62,384**		102,950
Income tax payable		**2,177,876**		799,384
Customers deposits		**725,711**		145,994
Others		**424,453**		222,271
	B/.	**5,725,732**	B/.	2,917,977

14. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

15. Income Tax

Major components of tax expenses for the year ended December 31 were:

	2006	*2005*
Current:		
Income tax	**B/. (3,663,882)**	B/. (1,497,148)
Deferred:		
Income tax	**24,622**	(380,436)
Income tax expense	**B/. (3,639,260)**	B/. (1,877,584)

Tax benefits from manufacturing tax incentives:

Total tax expense without tax benefits:		
Empresas Melo S. A.	**B/. (2,190,318)**	B/. (950,980)
Altos de Vistamares, S. A.	**(1,443,804)**	(792,525)
Estrategias y Restaurantes, S. A.	**(28,482)**	(26,481)
Others	**(1,278)**	(11,361)
	(3,663,882)	(1,781,347)
Tax benefits:		
Empresas Melo S. A.	**-**	284,199
Total tax expense	**B/. (3,663,882)**	B/. (1,497,148)

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Calculation Basis		*Deferred Income Tax*	
	2006	*2005*	**2006**	*2005*
Seniority premium	**B/. 921,292**	B/. 802,550	**B/. 274,878**	B/. 240,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

15. Income Tax (continued)

The Group computed a deferred tax asset for B/.274,878 as of December 31, 2006. These balances are mainly the result of provision for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.921,292 as of December 31, 2006. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to International Financial Reporting Standard No.12, there must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

16. Dividends Paid

During 2006, dividends of B/.0.758 per ordinary share (totaling B/.1,759,750) were declared and paid.

During 2005, dividends of B/.0.044 per ordinary share (totaling B/.101,651) were declared and paid.

17. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

17. Segment Information (continued)

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The lumber segment is dedicated to manufacturing solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

17. Segment Information (continued)

	2006											
	Grupo Melo, S. A.	*Lumber Division*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Service Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
ASSETS												
Current Assets												
Cash	B/. 558,386	B/. 229,084	B/. 324,109	B/. 411,352	B/. 140,648	B/. 387,162	B/. 264,478	B/. 1,313,437	B/. 3,628,656	B/. -	B/. -	B/. 3,628,656
Notes and accounts receivable, net	3,000	260,286	5,044,177	39,494	5,224,021	132,127	4,114,434	6,703,974	21,521,513	-	-	21,521,513
Inventories, net	-	1,090,121	690,651	306,987	9,718,578	-	10,919,111	6,314,730	29,040,178	-	-	29,040,178
Inventory of layer hens	-	-	-	-	-	-	-	1,585,303	1,585,303	-	-	1,585,303
Parcel land for sale	-	-	4,900,579	-	-	-	-	-	4,900,579	-	-	4,900,579
Prepaid income tax	50	-	-	-	1,229	-	817	22,094	24,190	-	-	24,190
Prepaid expenses	-	2,609	2,891	46,344	23,669	3,125	60,826	153,449	292,913	-	-	292,913
Dividends receivable - subsidiaries	6,699	-	-	-	-	-	-	-	6,699	-	6,699	-
Accounts receivable - susidiaries	476,747	178,661	23,163	1,093,619	1,313,513	27,234,170	690,157	3,480,647	34,490,677	-	34,490,677	-
	1,044,882	1,760,761	10,985,570	1,897,796	16,421,658	27,756,584	16,049,823	19,573,634	95,490,708	-	34,497,376	60,993,332
Non-curren Assets												
Notes receivable, net of current portion	-	-	6,362,098	-	-	-	-	-	6,362,098	-	-	6,362,098
Deferred income tax	-	-	13,299	25,865	25,155	15,257	38,363	156,939	274,878	-	-	274,878
Investment in subsidiaries	28,117,826	-	-	-	-	-		-	28,117,826	-	28,117,826	-
Investment, at equity	407,210	-	-	-	-	39,000	-	1,415,308	1,861,518	-	42,082	1,819,436
Raw land	-	-	5,365,122	-	-	-	-	-	5,365,122	-	-	5,365,122
Properties, equipment and improvements, net	-	2,542,141	2,841,150	2,703,134	5,035,055	269,810	4,531,880	34,692,556	52,615,726	-	-	52,615,726
Forestal investment	-	-	-	-	-	-	3,753,308	-	3,753,308	-	-	3,753,308
Severance fund	-	56,069	120,781	280,307	191,506	138,626	348,623	1,309,754	2,445,666	-	-	2,445,666
Other assets	-	371,195	163,939	161,187	42,433	73,894	582,543	3,422,947	4,818,138	-	-	4,818,138
	28,525,036	2,969,405	14,866,389	3,170,493	5,294,149	536,587	9,254,717	40,997,504	105,614,280	-	28,159,908	77,454,372
TOTAL ASSETS	B/. 29,569,918	B/. 4,730,166	B/. 25,851,959	B/. 5,068,289	B/. 21,715,807	B/. 28,293,171	B/. 25,304,540	B/. 60,571,138	B/. 201,104,988	B/. -	B/. 62,657,284	B/. 138,447,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

17. Segment Information (continued)

	2006											
	Grupo Melo, S. A.	*Lumber Division*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Service Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
LIABILITIES AND SHAREHOLDERS' EQUITY												
Current Liabilities												
Interest-brearing loan and borrowings	B/. -	B/. 967,135	B/. 2,319,629	B/. 1,484	B/. 3,676,934	B/. 690,858	B/. 3,302,779	B/. 2,741,410	B/. 13,700,229	B/. -	B/. -	B/. 13,700,229
Negotiable commercial securities	-	-	-	-	-	5,000,000	-	-	5,000,000	-	-	5,000,000
Bonds payable	-	-	1,000,000	-	-	1,399,926	-	2,700,000	5,099,926	-	-	5,099,926
Notes and accounts payable - trade	-	279,112	757,149	711,381	4,693,336	22,729	5,334,772	6,545,445	18,343,924	-	-	18,343,924
Accrued expenses and other liabilities	27,729	164,427	1,516,679	305,439	405,977	474,122	1,092,551	1,855,164	5,842,088	116,356	-	5,725,732
Accounts payable subsidiaries	-	4,202,084	4,381,320	595,167	5,549,356	2,390,394	3,413,386	13,793,891	34,325,598	34,325,598	-	-
	27,729	5,612,758	9,974,777	1,613,471	14,325,603	9,978,029	13,143,488	27,635,910	82,311,765	34,441,954	-	47,869,811
Non-Current Liabilities												
Provision for seniority premimum	-	51,614	172,288	335,190	250,826	208,632	473,139	1,660,132	3,151,821	-	-	3,151,821
Interest-bearing loans and borrowings	-	168,790	392,612	-	3,032,267	548,510	306,671	2,285,064	6,733,914	-	-	6,733,914
Bonds payable	-	-	1,000,000	-	-	18,676,701	-	9,300,000	28,976,701	-	-	28,976,701
	-	220,404	1,564,900	335,190	3,283,093	19,433,843	779,810	13,245,196	38,862,436	-	-	38,862,436
Shareholders' Equity												
Issued capital	20,821,231	5,467,024	3,047,164	1,251,969	4,540,369	1,735,576	5,561,211	7,565,715	49,990,259	28,214,128	-	21,776,131
Retained earnings (accumulated deficit)	8,720,958	(6,570,020)	11,265,118	1,729,808	(433,258)	(2,854,277)	5,820,031	12,191,020	29,869,380	16,442,251	16,441,049	29,868,178
Complementary tax	-	-	-	-	-	-	-	(66,703)	(66,703)	-	-	(66,703)
	29,542,189	(1,102,996)	14,312,282	2,981,777	4,107,111	(1,118,701)	11,381,242	19,690,032	79,792,936	44,656,379	16,441,049	51,577,606
Minority interest	-	-	-	137,851	-	-	-	-	137,851	-	-	137,851
Total Shareholders' Equity	29,542,189	(1,102,996)	14,312,282	3,119,628	4,107,111	(1,118,701)	11,381,242	19,690,032	79,930,787	44,656,379	16,441,049	51,715,457
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/. 29,569,918	B/. 4,730,166	B/. 25,851,959	B/. 5,068,289	B/. 21,715,807	B/. 28,293,171	B/. 25,304,540	B/. 60,571,138	B/. 201,104,988	B/. 79,098,333	B/. 16,441,049	B/. 138,447,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

17. Segment Information (continued)

	2006									Eliminations		
	Grupo Melo, S. A.	*Lumber Division*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Service Division*	*Stores Division*	*Poultry Division*	*Total*	*Debit*	*Credit*	*Consolidated*
Revenues												
Net sales	B/. -	B/. 3,121,431	B/. 13,900,300	B/. 15,264,533	B/. 30,177,172	B/. -	B/. 52,784,210	B/. 73,095,636	B/. 188,343,282	B/. -	B/. -	B/. 188,343,282
Net sales - internal affiliates	-	1,094,033	-	399,345	1,345,725	-	184,254	7,547,824	10,571,181	10,571,181	-	-
	-	4,215,464	13,900,300	15,663,878	31,522,897	-	52,968,464	80,643,460	198,914,463	10,571,181		188,343,282
Cost of sales	-	(2,840,624)	(3,881,063)	(5,449,129)	(24,809,884)	-	(38,310,673)	(34,640,112)	(109,931,485)	-	8,777,407	(101,154,078)
Gross income	-	1,374,840	10,019,237	10,214,749	6,713,013	-	14,657,791	46,003,348	88,982,978	10,571,181	8,777,407	87,189,204
Dividend earned	1,688,398	-	-	-	-	-	-	-	1,688,398	1,688,398	-	-
Other income	23,090	67,248	269,623	84,742	125,813	4,064,244	275,121	703,560	5,613,441	4,140,590	-	1,472,851
Profit from changes in fair value of biological assets:												
Forestal investment	-	-	-	-	-	-	43,819	-	43,819	-	-	43,819
General and administrative expenses	(942)	(2,547,933)	(4,834,114)	(8,555,240)	(4,582,333)	(3,236,993)	(10,855,164)	(36,673,357)	(71,286,076)	-	5,129,082	(66,156,994)
Depreciation and amortization	-	(411,098)	(239,663)	(452,787)	(282,232)	(79,718)	(628,718)	(3,181,689)	(5,275,905)	-	-	(5,275,905)
Income from operating activities	1,710,546	(1,516,943)	5,215,083	1,291,464	1,974,261	747,533	3,492,849	6,851,862	19,766,655	16,400,169	13,906,489	17,272,975
Interest income	-	1,410	600,241	7,402	21,920	32,052	83,650	83,200	829,875	-	-	829,875
Interest and financial charges	-	(509,899)	(875,490)	(1,365)	(912,321)	(799,144)	(497,359)	(2,735,924)	(6,331,502)	-	805,282	(5,526,220)
Income (loss) from operating activities before income tax	1,710,546	(2,025,432)	4,939,834	1,297,501	1,083,860	(19,559)	3,079,140	4,199,138	14,265,028	16,400,169	14,711,771	12,576,630
Income tax:												
Current	-	-	(1,443,804)	(256,178)	(217,945)	-	(613,440)	(1,132,515)	(3,663,882)	-	-	(3,663,882)
Deferred	-	-	663	(6,171)	1,382	15,257	6,718	6,773	24,622	-	-	24,622
Income tax	-	-	(1,443,141)	(262,349)	(216,563)	15,257	(606,722)	(1,125,742)	(3,639,260)	-	-	(3,639,260)
Income (loss) before loss in associate and minority interest	1,710,546	(2,025,432)	3,496,693	1,035,152	867,297	(4,302)	2,472,418	3,073,396	10,625,768	16,400,169	14,711,771	8,937,370
Share on loss of associate	-	-	-	-	-	-	-	(69,621)	(69,621)	42,082	-	(111,703)
Net income (loss)	B/. 1,710,546	B/. (2,025,432)	B/. 3,496,693	B/. 1,035,152	B/. 867,297	B/. (4,302)	B/. 2,472,418	B/. 3,003,775	B/. 10,556,147	B/. 16,442,251	B/. 14,711,771	B/. 8,825,667

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT)

	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Service Division	Stores Division	Poultry Division	Total	Debit	Credit	Consolidated
At January 1, 2006	B/. 8,768,338	B/. (4,544,588)	B/. 8,508,115	B/. 960,590	B/. (1,271,052)	B/. (2,849,975)	B/. 3,636,234	B/. 9,703,928	B/. 22,911,590	B/. -	B/. 40,880	B/. 22,952,470
Net income (loss)	1,710,546	(2,025,432)	3,496,693	1,035,152	867,297	(4,302)	2,472,418	3,003,775	10,556,147	16,442,251	14,711,771	8,825,667
	10,478,884	(6,570,020)	12,004,808	1,995,742	(403,755)	(2,854,277)	6,108,652	12,707,703	33,467,737	16,442,251	14,752,651	31,778,137
Dividend paid	(1,757,926)	-	(739,690)	(128,083)	(29,503)	-	(288,621)	(516,683)	(3,460,506)	-	1,688,398	(1,772,108)
At December 31, 2006	B/. 8,720,958	B/. (6,570,020)	B/. 11,265,118	B/. 1,867,659	B/. (433,258)	B/. (2,854,277)	B/. 5,820,031	B/. 12,191,020	B/. 30,007,231	B/. 16,442,251	B/. 16,441,049	B/. 30,006,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

17. Segment Information (continued)

	2005											
	Grupo Melo, S. A.	*Lumber Division*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Service Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
ASSETS												
Current Assets												
Cash	B/. 332,244	B/. 123,785	B/. 94,323	B/. 90,776	B/. 149,430	B/. 548,805	B/. 184,554	B/. 877,194	B/. 2,401,111	B/. -	B/. -	B/. 2,401,111
Notes and accounts receivable, net	3,001	461,597	2,815,800	41,644	3,808,424	166,159	3,438,059	7,029,128	17,763,812	-	-	17,763,812
Inventories, net	-	1,711,708	1,052,379	240,061	7,929,231	-	10,310,245	7,664,593	28,908,217	-	-	28,908,217
Inventory of layer hens	-	-	-	-	-	-	-	1,467,007	1,467,007	-	-	1,467,007
Parcel land for sale	-	-	3,661,161	-	-	-	-	-	3,661,161	-	-	3,661,161
Prepaid income tax	50	-	-	663	-	-	-	22,095	22,808	-	-	22,808
Prepaid expenses	-	9,972	27,330	41,632	34,110	13,721	80,877	233,826	441,468	-	-	441,468
Dividends receivable - subsidiaries	264,978	-	-	-	-	-	-	-	264,978	-	264,978	
Accounts receivable - subsidiaries	523,442	140,329	94,178	576,999	1,224,608	19,850,000	686,973	6,264,584	29,361,113	-	29,361,113	-
	1,123,715	2,447,391	7,745,171	991,775	13,145,803	20,578,685	14,700,708	23,558,427	84,291,675	-	29,626,091	54,665,584
Non-current Assets												
Notes receivable, net of current portion	-	-	4,686,636	-	-	-	-	-	4,686,636	-	-	4,686,636
Deferred income tax	-	-	12,636	4,185	23,773	18,321	31,683	150,167	240,765	-	-	240,765
Investmet in subsidiaries	28,217,826	-	-	-	665,000	302,950	721,357	655,000	30,562,133	-	30,562,133	-
Investment, at equity	273,973	-	-	-	39,438	-	-	1,476,200	1,789,611	-	-	1,789,611
Raw land	-	-	6,334,646	-	-	-	-	-	6,334,646	-	-	6,334,646
Properties, equipment and improvements, net	-	3,169,078	2,603,789	2,207,893	3,494,110	244,174	4,423,006	34,415,325	50,557,375	-	-	50,557,375
Forestal investment	-	-	-	-	-	-	3,498,522	-	3,498,522	-	-	3,498,522
Severance fund	-	51,301	106,308	232,594	185,282	121,119	314,035	1,133,564	2,144,203	-	-	2,144,203
Other assets	-	479,154	137,109	151,222	93,360	93,185	462,419	2,672,587	4,089,036	-	-	4,089,036
	28,491,799	3,699,533	13,881,124	2,595,894	4,500,963	779,749	9,451,022	40,502,843	103,902,927	-	30,562,133	73,340,794
TOTAL ASSETS	B/. 29,615,514	B/. 6,146,924	B/. 21,626,295	B/. 3,587,669	B/. 17,646,766	B/. 21,358,434	B/. 24,151,730	B/. 64,061,270	B/. 188,194,602	B/. -	B/. 60,188,224	B/. 128,006,378

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

December 31, 2006 and 2005

17. Segment Information (continued)

	2005											
	Grupo Melo, S. A.	*Lumber Division*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Service Division*	*Stores Division*	*Poultry Division*	*Total*	*Elminations Debit*	*Elminations Credit*	*Consolidated*
LIABILITIES AND SHAREHOLDERS' EQUITY												
Current Liabilities												
Interest-bearing loans and borrowings	B/. -	B/. 708,446	B/. 1,645,145	B/. 8,763	B/. 3,572,027	B/. 1,050,653	B/. 3,371,565	B/. 5,478,659	B/. 15,835,258	B/. -	B/. -	B/. 15,835,258
Negotiable commercial secutiries	-	-	-	-	-	5,000,000	-	-	5,000,000	-	-	5,000,000
Bonds payable	-	-	1,000,000	-	-	1,327,000	-	6,500,000	8,827,000	-	-	8,827,000
Notes and accounts payable - trade	-	137,067	514,376	559,667	3,313,729	12,112	5,706,775	8,314,248	18,557,974	-	-	18,557,974
Accrued expenses and other liabilities	20,000	93,790	995,274	159,287	261,860	434,476	356,155	768,989	3,089,831	171,854	-	2,917,977
Dividends payable	5,945	63,877	-	-	197,383	162	-	-	267,367	267,367	-	-
Accounts payable subsidiaries	-	4,003,850	3,706,991	360,725	4,090,380	3,304,463	3,962,854	9,821,393	29,250,656	29,250,656	-	-
	25,945	5,007,030	7,861,786	1,088,442	11,435,379	11,128,866	13,397,349	30,883,289	80,828,086	29,689,877	-	51,138,209
Non-Current Liabilities												
Provision for seniority premium	-	48,668	148,120	286,669	233,308	211,219	428,921	1,506,859	2,863,764	-	-	2,863,764
Interest-bearing loans and borrowings	-	168,790	69,254	-	2,043,762	787,989	408,894	1,813,182	5,291,871	-	-	5,291,871
Bonds payable	-	-	2,000,000	-	-	10,059,759	-	12,000,000	24,059,759	-	-	24,059,759
	-	217,458	2,217,374	286,669	2,277,070	11,058,967	837,815	15,320,041	32,215,394	-	-	32,215,394
Shareholders' Equity												
Issued capital	20,821,231	5,467,024	3,047,364	1,251,968	5,205,369	2,020,576	6,281,111	8,220,716	52,315,359	30,539,228	-	21,776,131
Retained earnings (accumulated deficit)	8,768,338	(4,544,588)	8,508,115	843,635	(1,271,052)	(2,849,975)	3,636,234	9,703,927	22,794,634	10,986,857	11,027,738	22,835,515
Complementary tax	-	-	(8,344)	-	-	-	(779)	(66,703)	(75,826)	-	-	(75,826)
	29,589,569	922,436	11,547,135	2,095,603	3,934,317	(829,399)	9,916,566	17,857,940	75,034,167	41,526,085	11,027,738	44,535,820
Minority interest	-	-	-	116,955	-	-	-	-	116,955	-	-	116,955
Total Shareholders' Equity	29,589,569	922,436	11,547,135	2,212,558	3,934,317	(829,399)	9,916,566	17,857,940	75,151,122	41,526,085	11,027,738	44,652,775
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/. 29,615,514	B/. 6,146,924	B/. 21,626,295	B/. 3,587,669	B/. 17,646,766	B/. 21,358,434	B/. 24,151,730	B/. 64,061,270	B/. 188,194,602	B/. 71,215,962	B/. 11,027,738	B/. 128,006,378

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

17. Segment Information (continued)

	2005											
	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Service Division	Stores Division	Poultry Division	Total	Eminations Debit	Eminations Credit	Consolidated
Revenues												
Net sales	B/. -	B/. 2,811,158	B/. 8,103,835	B/. 12,649,742	B/. 21,138,665	B/. -	B/. 44,331,348	B/. 70,877,801	B/. 159,912,549	B/. -	B/. -	B/. 159,912,549
Net sales - internal affiliates	-	182,340	-	752,597	473,955	-	832,157	4,288,575	6,529,624	6,529,624	-	-
	-	2,993,498	8,103,835	13,402,339	21,612,620	-	45,163,505	75,166,376	166,442,173	6,529,624	-	159,912,549
Cost of sales	-	(2,699,904)	(1,866,110)	(4,875,797)	(16,552,651)	-	(32,949,225)	(33,748,751)	(92,692,438)	-	5,647,293	(87,045,145)
Gross income	-	293,594	6,237,725	8,526,542	5,059,969	-	12,214,280	41,417,625	73,749,735	6,529,624	5,647,293	72,867,404
Dividend earned	283,688	-	-	-	-	-	-	-	283,688	283,688	-	-
Other income	-	81,440	210,423	216,785	149,700	3,918,822	335,450	630,841	5,543,461	4,123,564	-	1,419,897
Profit from changes in fair value of biological assets:												
Forestal investment	-	-	-	-	-	-	72,259	-	72,259	-	-	72,259
General and administrative expenses	(152)	(1,749,274)	(3,344,047)	(7,356,454)	(3,937,444)	(2,725,691)	(9,106,662)	(33,768,732)	(61,988,456)	-	3,753,194	(58,235,262)
Depreciation and amortization	-	(463,925)	(211,332)	(430,167)	(261,991)	(75,264)	(603,120)	(2,856,394)	(4,902,193)	-	-	(4,902,193)
Income from operating activities	283,536	(1,838,165)	2,892,769	956,706	1,010,234	1,117,867	2,912,207	5,423,340	12,758,494	10,936,876	9,400,487	11,222,105
Interest income	-	-	449,769	-	-	26,494	81,579	35,195	593,037	-	-	593,037
Interest and financial charges	-	(451,126)	(670,853)	(1,733)	(747,497)	(1,213,397)	(442,942)	(3,201,118)	(6,728,666)	-	1,252,701	(5,475,965)
Income (loss) from operating activities before income tax	283,536	(2,289,291)	2,671,685	954,973	262,737	(69,036)	2,550,844	2,257,417	6,622,865	10,936,876	10,653,188	6,339,177
Income tax:												
Current	-	-	(792,525)	(95,817)	(22,454)	(10,590)	(202,542)	(373,220)	(1,497,148)	-	-	(1,497,148)
Deferred	-	-	(900)	(24,180)	(15,913)	-	(8,539)	(330,904)	(380,436)	-	-	(380,436)
Income tax	-	-	(793,425)	(119,997)	(38,367)	(10,590)	(211,081)	(704,124)	(1,877,584)	-	-	(1,877,584)
Income (loss) before loss in associate and minority interest	283,536	(2,289,291)	1,878,260	834,976	224,370	(79,626)	2,339,763	1,553,293	4,745,281	10,936,876	10,653,188	4,461,593
Share on loss of associate	-	-	-	-	-	-	-	(66,752)	(66,752)	-	-	(66,752)
Net income (loss)	B/. 283,536	B/. (2,289,291)	B/. 1,878,260	B/. 834,976	B/. 224,370	B/. (79,626)	B/. 2,339,763	B/. 1,486,541	B/. 4,678,529	B/. 10,936,876	B/. 10,653,188	B/. 4,394,841

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (ACCUMULATED DEFICIT)

	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Service Division	Stores Division	Poultry Division	Total	Eminations Debit	Eminations Credit	Consolidated
At January 1, 2005	B/. 8,586,453	B/. (2,254,720)	B/. 7,160,028	B/. 137,464	B/. (1,386,246)	B/. (2,766,039)	B/. 1,297,450	B/. 8,379,904	B/. 19,154,294	B/. 49,981	B/. 90,862	B/. 19,195,175
Net income (loss)	283,536	(2,289,291)	1,878,260	834,976	224,370	(79,626)	2,339,763	1,486,541	4,678,529	10,936,876	10,653,188	4,394,841
	8,869,989	(4,544,011)	9,038,288	972,440	(1,161,876)	(2,845,665)	3,637,213	9,866,445	23,832,823	10,986,857	10,744,050	23,590,016
Dividends paid	(101,651)	(577)	-	(11,850)	(109,176)	(4,310)	(979)	(162,518)	(391,061)	-	283,688	(107,373)
Capitalized retained earnings	-	-	(530,173)	-	-	-	-	-	(530,173)	-	-	(530,173)
At December 31, 2005	B/. 8,768,338	B/. (4,544,588)	B/. 8,508,115	B/. 960,590	B/. (1,271,052)	B/. (2,849,975)	B/. 3,636,234	B/. 9,703,927	B/. 22,911,589	B/. 10,986,857	B/. 11,027,738	B/. 22,952,470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

18. Earnings per Share - Basic and Diluted

Basic earnings per share are calculated by dividing the years' net income by the number of common shares or shares issued and outstanding.

	2006	*2005*
Net income atributable to shareholders common shares for basic earnings	**B/. 8,825,667**	B/. 4,394,841
Number of common shares outstanding applicable for basic and diluted net income per share	**2,323,044**	2,323,044
Earning per share basic and diluted	**B/. 3.80**	B/. 1.89

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

19. Directors Fees

	2006	*2005*
Compensations:		
Group Directors with Executive Functions	**B/. 519,246**	B/. 505,359
Group Directors without Executive Functions	**65,750**	59,100
	B/. 584,996	B/. 564,459
Rentals:		
Group Directors with Executive Functions	**B/. 418,953**	B/. 363,663
Group Directors without Executive Functions	**38,760**	37,328
	B/. 457,713	B/. 400,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

20. Other Income

		2006		*2005*
Tax credit certificate	**B/.**	**301,944**	B/.	281,714
Profit from fixed asset sales		**145,235**		48,139
Commissions and discounts to suppliers		**20,877**		97,501
Uncollectible accounts recovery		**61,268**		111,976
Legal deed services		**143,248**		93,294
Rentals		**19,809**		29,376
Services rendered		**203,626**		163,344
Parceled land maintenance		**33,003**		23,178
Freights		**31,691**		173,964
Miscellaneous		**512,150**		397,411
	B/.	**1,472,851**	B/.	1,419,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

21. General and Administrative Expenses

		2006		2005
Salaries, Commissions and premiums	B/.	18,145,921	B/.	15,867,637
Indemnities and severance fund		230,661		592,485
Bonuses and Thirteen Month		3,039,114		2,828,472
Social security and educational tax		2,643,924		2,279,063
Professional risks		239,863		232,933
Seniority premium expense		682,246		102,031
Attendance and representation fees		867,117		799,237
Employees share in earnings		907,138		338,373
Travel, allowance and transportation		942,119		791,259
Legal and professional fees		1,723,036		1,818,533
Insurance		419,628		403,635
Rental		2,064,564		1,879,604
Electricity, telephone and water		5,410,441		4,764,894
Repair and maintenance		3,818,164		3,859,872
Cleaning		1,632,916		1,346,425
Packaging, bags and paper		2,360,800		2,192,924
Office expenses		902,207		754,449
Stamps and sealed paper		186,221		194,631
Taxes		1,074,985		790,673
Bad debts		652,753		558,568
Donations and contributions		43,964		36,989
Delivery, freight and transport		2,885,564		2,486,240
Fumigation and medical expenses		864,002		1,168,664
Advertising		2,021,801		1,688,501
Bank charges		497,995		606,987
Changes in fair value attributable to physical changes		1,160,714		1,228,291
Gas and lubricants		3,460,942		3,559,069
Vehicle maintenance and spare parts		504,618		615,387
Supply and materials		1,271,494		950,843
Breeds		375,467		351,329
Sales tax		677,498		608,432
Vacations		1,536,752		1,261,060
Selling expenses		1,984,618		1,673,634
Tools		53,574		38,578
Employee benefits		1,941,244		1,124,539
Services and purchases		325,041		165,284
Expenses transferable to cost		(2,940,655)		(2,859,304)
Loss from fixed asset disposal		363,348		-
Miscellaneous		1,185,195		1,135,041
	B/.	66,156,994	B/.	58,235,262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

22. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has contracted commercial financial leases for certain rolling equipment. These leases have an average life of 3 years.

Future minimum payments for financial leases include the present value of minimum payments, net of lease, and are comprised as follows:

		2006		2005
Within one year	B/.	1,347,845	B/.	471,690
More than one year, but less than three years		1,199,262		533,904
	B/.	2,547,107	B/.	1,005,594

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of licensed product net sales with a minimum annual payment of B/.200,000.

Letter of credit

The Group maintains open letters of credit as of December 31, 2006, with different local banks, for B/.4,045,294.

Purchase of grains

As of December 31, 2006 and 2005, the Group maintains commitments to purchase grains for B/.8,439,176 and B/.10,782,545, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

22. Commitments and Contingencies (continued)

Cession of portfolio

The Group has transferred part of its notes receivable portfolio with a mortgage and antichretic guarantee as a result of property (land) sales, for which it received 100% of this account in cash. As part of the credit cession contract, the Group is forced to repurchase credits in arrears by three or more consecutive payments. As of December 31, 2006, the balance of this account is B/.6,890,328. Historically, this account's lateness has been at 1.2%.

Contingencies

Income tax

According to tax regulations in effect, income tax returns of entities constituted in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2006.

Civil Trials

1. There are two criminal actions against Cristian Miranda and Ariel Rodriguez for manslaughter, since both persons were driving vehicles owned by Empresas Melo, S. A. at the time of the accident. These cases are awaiting preliminary hearing dates.

2. A criminal proceeding against Ariel Rodriguez for alleged manslaughter. He was driving a vehicle owned by Empresas Melo, S. A. In this file a preliminary hearing took place at the First Criminal Court of the District of Panama, whereby a provisional dismissal was ruled in favor of the defendant.

Administrative Proceedings

1. An ordinary proceeding involving a high amount against Empacadora Avícola, S.A. and Henry French, an employee of the latter, in which damages are being claimed, including lost profit, moral and material damages, as a result of the traffic accident. The claim amount is B/550,000. This proceeding is pending, until the Court rules on this matter.

0 82-04893

RECEIVED

2007 JUL 27 P 12:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLIC OF PANAMA
NATIONALSECURITIES COMMISSION

FORMULARY IN-A
ANNUALLY UP DATING REPORT*

Year ended on December 31, 2006

ISSUER TRADE NAME:	**GRUPO MELO, S.A.**
REGISTERED SECURITIES:	**COMMON STOCKS**
ADDRESS:	**VIA ESPAÑA 2313, RIO ÁBAJO**
TELEPHONE:	**221-0033 FAX 224-2311**
EMAIL:	**dirfinanzas@grupomelo.com**

I PART

I. INFORMATION RELATED TO THE COMPANY

A. History and Development of GRUPO MELO, S.A.

Grupo Melo, S.A. is an organized corporation and existing conforming with the Laws of the Republic of Panama, as it is registered in the Public Document No.5316 of August 16, 1977, registered in Micro jacket 021223, Film 1020, Frame 0524, in the Section of Mercantile Microfilm of the Public Registry, since January 5 of 1978. From the beginning of its organization the Grupo Melo, S.A. has reformed on various occasions the dispositions of its Trade Mark. Grupo Melo, S.A. is a corporation registered in the National Security Commission and its shares are listed and negotiated through the Bolsa de Valores de Panama, S.A. (Panamanian Stock Exchange). Its main office are located in Via España 2313, Rio Abajo, its mail address is Apartado 0816-07582, Panama 1, an its telephone is 221-0033 and fax 224-2311.

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks.

Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of corporations actually formed by diverse corporations (subsidiaries)

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general public.

Empresas Melo, S.A., altos de Vistamres, S.A., Embutidos y Conservas de Pollo,S.A., Inversiones Chicho,SA., within others, which operations are diversified in different commercial and industrial activities. Group Melo started operations in 1948.

At December 31, 2006, Grupo Melo, S.A. ("holding company") owns the 100% of the stocks issued and circulating of the operative corporations that conforms the corporation societies named Group Melo.

B. **Trade Mark and By-Laws of the Requesting Party.**

Specifications applicable to business or contracts between Grupo Melo, S.A. and one or more of its directors and dignitaries, on which they have interests, on a direct or indirect way.

Any director could have a remunerated position in the corporation besides the position of director. No contract, act or transaction of this corporation with any natural or juridical person, will be affected or invalidated due to that a shareholder, director or other person related with the corporation be part or have interests in such contract, act or transaction, or is in anyway related with that natural or juridical person, and anyone that in the future could be a director on this corporation is relieved of any responsibility that could be befall unto him for contracting with that corporation for its own benefit or in the benefit of any natural or juridical person, on which could be in any way interested, and no shareholder will be forced to render account to the corporation of any benefit or compromise that emanates of any contract, act or transaction, tanking into consideration that always should made it known to the other directors or dignitaries of the corporation his interests in that contract, act or transaction be it before or at the moment on which that contract, act or transaction was been discussed, celebrated and approved by the Board of Directors.

Conditions that control the way on which the annual general assemblies and the extraordinary assemblies are summon.

The shareholders gathered in the Share Holders General Assembly constitute the supreme power of the corporation, which will meet previous summons for a meeting of no less than five (5) days nor more that thirty (30) calendar days in advance or by express resigning of part of the shareholders to be summon to celebrate a Shareholders General Assembly, ordinary or extraordinary.

The summons may be done by personal delivery or by mail of the summon for each shareholder registered with right to vote or by the publishing of the summons for the meeting on a national circulation newspaper for three (3) consecutive days or by both systems jointly.

For the summons of a meeting of a Shareholders General Assembly it will be taken into consideration those shareholders that are duly registered in the corporation for at least thirty (30) calendar days before the date of the meeting.

All the decisions adopted in any meeting of a shareholder General Assembly will be taken for shareholder simple majority of the shareholders present in the meeting, taking into consideration that must exists a regulatory quorum in order to celebrate the meeting.

The shareholders will have the right to issue one (1) vote for each share, but in no case will be able with a vote of the majority deprive the shareholders of the acquired rights not impose a resolution contrary to the Trade Mark or to the By Laws.

Grupo Melo, S.A. does not contemplate any kind of limits in the rights to own securities, neither to change the rights of the shareholders, nor to modify the capital to be stronger than those required by the Law.

C. Description of the Business

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation named Grupo Melo. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, owns the 100% of the stocks issued and circulating of the operative corporations.

Grupo Melo is a corporation of companies which activities are diversified in different areas of trade and industry. Inside the Grupo Melo is divided in the following Departments:

Food Division: Is formed by Alimentos Produccion, Alimentos Piensos, Alimentos Procesamiento /Mercadeo, Alimentos Valor Agregado (Production Food, Dry Hay Food, Processing/Marketing Food, Aggregated Value Food). The Food Division has the more efficient model of the poultry industry in the countries of this area thanks to a complete vertical integration of all the processes. We have breeding and fattening chicken farms with a capacity of more than a million chickens, plants for hatching and fertilized eggs, a plant that classifies the fresh eggs for human consume, a tropical poultry research center, plants for the processing of poultry, and the aggregated value plant "Manuel E. Melo" that is able to process up to 4,000 pounds of chicken meat per hour. Is the more modern production plant in the region and the same handles an strategic alliance with Tyson Foods, Inc., the world greater poultry production factory. The products of the Food Division is exported to 10 countries of Central America, Colombia, the Caribbean and to Taiwan.

Stores Division: Is a complex of 51 sales points with operations in the entire country, that offers quality solutions for work, home, office, garden, the field and the city, which are the Almacenes Agropècuarios Melo, Empresa Mayorista Melo, Melo Home Center, Melo Pet & Garden Centers, COMASA and Multilaminas. This Department also manages the reforestation projects of the Group.

Machinery (equipment) Division: Distributes on an exclusively way the vehicles ISUZU, Fiat; the agriculture and construction heavy equipment line JOHN DEERE, electric power plants Igsa and Broadcrown, industrial compressor Sullair, hydraulic hammer Indeco, industrial sweeper Tennant, water pumps Myers and compacting equipment Bomag, high performance and quality tires of different trade marks as Continental, General, Kumho Sumitomo and Titan. Also has within the entire country points of sales, workshops and spare parts stores.

Wood Division: Is the leader in the production of solid wood doors and molds in the national market. Exports solid wood doors to Central America, The Caribbean, United States of America and Canada.

Restaurants Division: Operates the fast food chain Pio Pio leader on specialized restaurants of fast food with Panamanian flavor. The chain Pio Pio has 42 locations on the entire country. The Pio Pio restaurants offer a wide, variety and with permanent innovations menu, that includes fried and roast chicken, full course food service, sandwiches, salads, fresh fruits refreshments, sodas and snacks at the best Panamanian style.

Real State Division: Directed to the development and sale of plots of ground in the country with fresh environment in the mountains near to the metropolitan area. Its projects Altos de Cerro Azul and Altos de Maria in Sora have the leadership in the options of land plots and family relaxation and restfulness residences in altitude lands in Panama.).

Services Division: Give support to the other companies of the Group in management, comptroller, risks, credit, finance, auditing, data processing, legal services, human resources and research and developing of projects.

Being Grupo Melo, S.A. a corporation exclusively dedicated to the stock holding, the only tribute paid to the State Government is done in concept of payment of the unique rate.

Does not exists any process administrative, judicial nor arbitrage of conciliation pending, of any nature that to be given an adverse sentence could have incidence or significant impact in the business or the financial condition of Grupo Melo, S.A.

D. **Organizational Structure**

NAME OF SUBSIDIARY/DIVISION	JURISDICTION & LOCATION	STOCK PARTICIPATE
OPERATIVE CORPORATION		
Empresas Melo, S.A.	PANAMÁ	100%
FOOD DIVISION		
Comercial Avícola, S.A.	PANAMÁ	100%
Embutidos y Conservas de Pollo, S,A.	PANAMÁ	100%
Bolmesa, S,A.	PANAMÁ	100%
Atlantic Grain Terminal, S.A.	PANAMÁ	25%
Estrategias y Restaurantes, S.A.	PANAMÁ	50%
Recuperación de Proteínas, S.A.	PANAMÁ	50%
Compañía Ulises, S.A.	PANAMÁ	50%
Procesadora Avícola	PANAMÁ	50%
STORES DIVISION		
Inmobiliaria Los Libertadores, S.A.	PANAMÁ	100%
MACHINERY (HEAVY EQUIPMENT) DIVISION		
Inversiones Chicho, S.A.	PANAMÁ	100%
Inversiones Maquinaria, S.A.	PANAMÁ	100%
RESTAURANTS DIVISION		
Franquicias Multinacionales, S.A.	PANAMÁ	100%
Estrategias y Restaurantes, S.A.	PANAMA	50%
REAL STATE DIVISION		
Altos de Vistamares, S,A.	PANAMA	100%
Desarrollo Amaya, S.A.	PANAMA	100%
Desarrollo Ana Luz, S,A.	PANAMA	100%
Desarrollo Nuario, S.A.	PANAMA	100%
Desarrollo Oria, S,A.	PANAMA	100%
Desarrollo Urania, S.A.	PANAMA	100%
Desarrollo Electra, S.A.	PANAMÁ	100%
Bienes Raices Cerro Azul, S.A.	PANAMÁ	100%
Rioca Management, S.A.	PANAMÁ	100%
Rioca Real Estate, S.A.	PANAMÁ	100%
Bienes Raices Rioca, S.A.	PANAMÁ	100%
Inversiones Rioca, S.A.	PANAMÁ	100%
Rioca Development, S.A.	PANAMÁ	100%
Administradora Rioca, S.A.	PANAMÁ	100%
Rioca Internacional, S.A.	PANAMÁ	100%
Inmobiliaria Rioca, S.A.	PANAMÁ	100%
Rioca Investment, S.A.	PANAMÁ	100%
Desarrollo Rioca, S.A.	PANAMÁ	100%

Desarrollo Chichibali, S.A.	PANAMÁ	100%
Administradora Los Altos de Maria S.A.	PANAMÁ	100%
Administradora Los Altos de Cerro Azul, S.A.	PANAMÁ	100%

E. Properties, Plants and Equipment

The Grupo Melo net properties, equipment and improvements are US52.6 millions on December 31, 2006, better than December 31, 2005 which ended in US$50.6 millions. This represent an increase of 4.1% Within Grupo Melo principal fixed assets presented in this title we have:

Food Division: Has farms with reproducing hens, hatches, fattening laying eggs hens, located in Cerro Azul, Pacora and Gatuncillo, Colon. Has a plant to produce fodder located in Mañanitas, a Processing Plant located in Juan Diaz and distributors located in Panama, David, Penonome, Santiago, La Villa de Los Santos y Changuinola. In addition, has a sausage processing plant in Pueblo Nuevo and a modern plant of Posterior Processing in the area of Juan Diaz (Planta Manuel E. Melo).

Stores Division: Have buildings located in Rio Abajo where we have the stores El Agricultor, Melo Home Center, Storage Rooms and the administrative offices. Also have a property in Via Ricardo J. Alfaro where we have one of the branches of Melo Home Center and properties in David and Chitre where we built Agriculture and Cattle Raising stores. We are also proprietors of Distribuidora Melo Panama, located in La Pulida and the Agriculture and building supplies stores located in Chorrera.

Machinery (Heavy Equipment) Division*:* Its principal asset are two the building COPAMA in Villa Lucre where operates the Main Office of this Division and the new locations of Copama in Brisas del Golf. Also have properties in Azuero and David.

Wood Division: Has a factory of doors in Cabuya.

Restaurants Division: We own 2 premises, located in Santa Ana and the other in Juan Diaz. The rest of the restaurants are on rented premises.

Real State Division: We have administrative offices in Urbanization Los Angeles, in Cerro Azul and Altos del Maria.

Additionally, the Group has other assets (land, minor constructions, improvements, etc) distributed along the whole country.

F. Research and Development.

Grupo Melo distributes its field of research and developing in two big areas:

Research Department: Is in charge on a constant performance of studies related to nutrition, poultry handling and control by means of experiments and project performance. On the last years have been performed multiple experiments looking forward to implement the efficiency and improve the weight and health of the fowl. This is performed by the handling of information in farms, hatches, and plants of chicken and poultry food.

Department of Studies and Development: Dedicated to the feasibility studies, before a project is done, designing, construction and maintenance of the infrastructure of the different Departments of Group Melo.

G. Information related to Tendencies.

For the third consecutive year the Panamanian economy experienced a high growth (7.5%), as per figures of the Comision Economica para America Latina y el Caribe (CEPAL) – Economic Commission for Latin America and the Caribbean). This responds to the growing of the commercial activity, the construction and the development of the tourism poles of our country.

All the economic indicators point out that for the year 2007 the economic growth in the country will be very similar or superior to the 2006.This growth is principally given for the inside factors. Also the commercial policies has been reinforced, concerning to his openings of the market for the Panamanian products, which has caused a reactivation of business with Costa Rica, Guatemala, Honduras and Nicaragua, brought to a standstill since many years ago. Likewise as the process finished for the negotiation of the free commercial treaty (TLC) with Chile and United States of America and the commercial agreement with Singapore was ratified. This treaties, with the necessary adjustments and well management, should permit the Panamanian industry to compete internationally.

There exists exogenous factors to the Group as the arisen of the price on fuel and the grains, which could have influence in the costs and the expenses, that must be analyzed at the right moment.

For year 2007 heightens the expectancy for the Real Estate business of the Group, product of the growth of the residential tourism in the country, which continues generating an apogee not only in the real estate sector, but also has positively impacted on the services sector.

II. ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS.

A. Liquidity

At closing of December 31, 2006 the current assets of Group Melo, S.A. totalized US$61 millions, which represent an increase versus December 2005 of US$6.3 millions or 11.6%. The principal increases in the assets are the documents and receivable accounts, especially in the Departments of Real Estate and Machinery. Both increases are related to the important growth in the activity of this Division. As well is shown a growth in the inventory of the plots of land for sale in the Division of Real Estate.

Grupo Melo, SA. closed at December 2006 with a liquidity index of 1.27 there being an important improvement versus the closing of 2005 which ended in 1.07. The results obtained are basically due to the reconstruction of the debt, which was refinanced with the emission of US$5 millions of Bonds of Sarasqueta and Cia that were due this year, registered at short term, and to the reduction of the short term requirement seeing the improvement in the generating of cash flow.

B. Capital Resources

At December, 2006, Grupo Melo maintains total assets for an amount of US$138.4 millions which represents an increase of US$10.4 millions or 8.2% versus December 2005. Great part of this increase is for the current assets that increased on US$6.3 millions as it was before mention. The fixed assets increased due to the investments that took place during the yar that arised to US$7.3 millions, principally in the titles of proprieties, equipment and net improvement that increased in the amount of US$2.1 millions after applying the corresponding depreciation. The main investment of the year was the purchase of the building were Copama has been located in Brisas del Golf, that went up to US$1.8 millions. On this location we will be developing all the activities of Machinery of Copama. Another of the titles that increased was the net receivable documents of the current portion with USS$1.7 millions due to the credit sales done by the Department of Real Estate.

The total liabilities amount to US$86.7 millions, which represents an increase of US$3.4 millions or 4.1%, which is basically due to the register of the payable income tax, the participations and the deposits of the customers.

For December 2006, Group Melo presents 1.68 as reason debt/capital, which shows an important improvement versus December 2005 when it closed in 1.87. The improvement in this index is principally for the increase in the operating profit generated in the period and the handling of the debt.

C. Results of the Operations

At closing of December 2006 the sales raised to US$188.3 millions, which represents a growth of US$28.4 millions or 17.8% versus year 2005. These excellent results in each one of the Departments were produced for the better performance of the activities in this fiscal period.

The raw profit increased in comparison with the previous year on US$ 14.3 millions or 19.7%, which translates in a raw margin of 46.3%, higher to the last year closing when it was in 45.6%.This improvement in the margin is essentially due to the reduction of the costs and the significant improvement in the production output of chicken meat.

The general and administrative expenses of Group Melo, SA at December 2006 were USS$66.2 millions, which represents an increase versus December 2005 of US$7.7

millions or 13.1%. This increase is caused principally for the increase in the titles of human resources, sales expenses and transport expenses.

The net profit for the period 2006 closed in US$8.8 millions, which is higher to the profit obtained in the year 2005. This is the record profit reached by the group and has been principally produced by the consolidation of the operations of the different Divisions. The net margin reached was of 4.7%, superior to 2.8% on which closed last year.

D. Analysis of Perspectives.

For 2007 the general perspectives look encouraging for the country, the developing of new projects together with the tourism sector and the increase of the international residents are injecting dynamism to the national economic activity, causing that the commercials activities go on prospering and by the same time contribute to improve the demand for the products of the Group.

This year the Department of Restaurants has shown a satisfactory profit, product of its expanding strategy at national level. The sales for the last quarterly of 2006 exceed in 22% those of the former year and were primordially impulse for a bigger commercial activity registered this year during the national days and the Christmas season. At the beginning of the month of October we launched the restaurant Pio Pio located in Vista Alegre, Arraijan. In the fourth quarterly, we implemented the service of home delivery from the Pio Pio in Marbella, to cover the banking area and surrounding areas. During the first quarterly of 2007 we will be opening two additional locations of the Restaurants chain and will be continuing performing initiatives to expand the chain outside of the national territory.

The Department of Machinery accomplished the expectation of this year. This was due to a major availability of inventory of the pickup D-Max, its excellent penetration in the local market and a significant increase in sales of construction machinery John Deere. For 2007 is foreseeing the possibility to increase the participation in the market with the line of Pick Ups Usuzu as we see the actual tendency in the market to replace vehicles SUV with Pick Ups. We await that the sales of machinery in the construction and agricultural sector will increase following the tendency of 2006.

The Department of Woods has 60% of the budget of sales for the first quarterly of 2007 already contracted in the local market and in must of the cases with down payments in advance to start the production. The Factory of Door looks forward to obtain excellent opportunities in this market based in the growth of the country in the construction sector. The Puerto Rican market will suffer a decrease in the participation, as the development and the economy of that country has considerably decreased. Never the less, the market in Costa Rica started an apogee in the construction and there has been installed doors Madeca in model apartments and houses that have obtained good acceptance. In the United States of America, the dealer Milwork Partners, already started the marketing in the State of Florida and actually the doors are in exhibit in 30 stores of different dealers.

The total sales of Aggregate Value increased in 7% versus year 2005. In relation to the national market an increase was registered in the sales of sausages, principally. The negotiation of the free trade treaties (TLC) with these countries will open new opportunities for increasing the growth of international sales of the Division. For the year 2007 is projected a significant growth through the developing and commercialization of new products, taking advantage of the potential of the infrastructures and the equipment that exists in the Planta Manuel E. Melo. We also await to increase the potential to export the products of aggregated value based on new lines of products, all of it with high value perceived, contributing by this means the outcomes to this business unit.

The sales of chicken during the last quarterly of 2006, increased in a 8%comprared with the same period of last year. The consume of chicken meat and the products with aggregated value continue to be the protein more accessible to the panamanian consumer, and at the same time is perceived as a very healthy nourishment. In general, 2006 was a good year for the national poultry industry. For the first quarterly of 2007 we await an increase in the costs of the raw material, caused the North American policy to produce etanol based in corn, which has significantly increased the prices of all the grains at world level. This could reflect in the sales prices of the products of chicken and the eggs, which could originate the contraction of the demand and the decrease in the profits margins.

Again Real Estate has achieved to exceed the expectations of year 2006, with sales that reached 285 land plots, of which 59% was in the International Market. For the first quarterly of 2007, we are working in the development of 425 new land plots that will be at the disposition for sales from the month of June. Has continued the building of new models of houses for sale. Project key o hand, achieving to aggregate value to the product and maximizes the incomes. The building of the new and modern administrative office of the Division was finished, in the city of Panama, (to be launched soon). We are also working the last details of the new and modern Center for Visitors in the Altos del Maria. This modern locations will permit to improve the image of corporation leader of Real Estate of mountains in this country.

During this year the operations in the Department of stores has overpass the budgeted goals and as same than last year, as much in sales as well as in the financial outcomes. All the formats of Stores that form the division achieved excellent outcomes. During the fourth quarterly of year 2006 started operations a new Agriculture Melo Store in the community of San Felix, in the province of Chiriquí, as it was planned. This store is part of the strategy of development in this province and the same will be joined by new stores in the year 2007,as well as a integral remodeling of the Agricultural Melo Store in the city of David.

The Department of Stores starts the new year with very ambitious goals, principally in relation to the sales operations in the construction sector and the agricultural sector. The first visible effort will be the opening of an Agronomical Melo Store in the community of El Espino, in the outside of the city of Chorrera. This area presents a great development in the pineapple cultivation and an increasing level of bovine and poultry-breeding activity which generates a good market for this store. Equally, during the first quarterly of year 2007,shoud start operations a new agronomical store in the community of

Tonosi, province of Los Santos y we will be working in the adapting of a location for the opening of a new Melo Pet & Garden store in the mall Los Pueblos de Albrook. Equally the growth of the construction sector offers good expectations for the corporations Comasa.

III. DIRECTORS, DIGNITARIES, EXECUTIVES, MANAGERS, ADVISERS AND EMPLOYEES.

A. Identity.

Directors, Dignitaries, Executives and Managers.

The Directors and Dignitaries of the corporation Grupo Melo, S.A. are:

ARTURO D. MELO S.:	**DIRECTOR - PRESIDENT**
Nationality:	Panamanian
Date of Birth:	December 15, 1931
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033
Fax:	224-2311

Economist. Director - President of Grupo Melo, S.A. and of all the other companies that form the Grupo Melo. Within his duties are the direction and advisor in the decision taking of the vice presidents of the Divisions of Grupo Melo. Is responsible of the performing of the Grupo Melo before the Board of Directors. During the last years has hold different public positions as Minister of Labor, Minister of Treasury, Minister of Trade and Industries and General Director of IRHE. Is director on multiple local corporations and founder member of the Foundation Manuel E. Melo.

ARTURO D. MELO K.:	**DIRECTOR SECRETARY–CHIE OF OPERATIONS OF FOOD GROUP.**
Nationality:	Panamanian
Date of Birth:	October 14, 1953
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033
Fax:	224-2311
E-mail:	dmelok@grupomelo.com

Director – Secretary of Grupo Melo, S.A. and Treasurer of all the other companies that conform the Grupo Melo. B.S. with Magister in Business Administration. His duties as Executive Chief of Operations of the Operations of the Companies Producers of Food of the Grupo Melo are: to supervise the financial operations and handling the companies of Grupo Melo and to coordinate the executives in the development of their duties.

FEDERICO F. MELO K. | **PRINCIPAL DIRECTOR–CHIEF OF OPERATIONS OF THE TRADE GROUP**

Nationality: Panamanian
Date of Birth: October 8, 1960
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O.Box 0816-0758
Telephone: 221-0033
Fax: 224-2311
E-mail: fmelok@grupomelo.com

Actually is Executive Chief of Operations of Trade Companies and Vice-president of the other corporations that conform the Group Melo. B.S. Agricultural Economy, Purdue University and MBA of Texas Tech University. Has occupied diverse positions in Group Melo since entering in 1986.

EDUARDO JASPE L. | **DIRECTOR TREASURER – VICE-PRESIDENT OF PLANNIG, FINANCE AND TREASURE**

Nationality: Panamanian
Date of Birth: November 24, 1967
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 0816-0758
Telephone: 221-0033/323-6900
Fax: 224-2311
E-mail: ejaspe@grupomelo.com

Industrial Engineer of the Universidad Tecnologica de Panama. Has a Masters Degree in Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works with the group since 1993. As Vice-president of Finance, Planning and Treasure is entrusted to give financial and banking advise to the Executive Committee of the Group Melo and of the Emitting as well as advisory to the General Managers and Executives of Group Melo and of the Emitting in the structuring and making of the investment and operations budget. Designs and coordinates financial strategies and policies as well as in matters of credits and collections to the Divisions of the Group and of the Emitting. Is responsible of the credit and collections, is entrusted the handling of the relations with the banks an financial institutions, as well as with the Stock Market. Is member of the Executive Committee, Finance Committee, -Auditing Committee and Director of the Board of Directors of Group Melo, S.A.

MANUEL D. CABARCOS | **PRINCIPAL DIRECTOR**

Nationality: Panamanian
Date of Birth: April 9, 1931
Commercial Address: Calle 45 Bella Vista, Edif. Urraca, Piso 8
Mail Address: P.O. Box 4341, Panama 5
Telephone: 264-6655
Fax: 264-5204
E-mail: gcambios@cableonda.net

Chemical Engineer, Industrial, Entrepreneur, Director of Multiple corporations. Held high positions in Combustibles de Panama, Texaco de Panama Inc., Azucarera Nacional and Azucarera La Estrella. Was the Vice President of the Bolsa de Valores de Panama, S.A. Actually is the President of Grupo Cambios.

MIGUEL DE JANON	**PRINCIPAL DIRECTOR**
Nationality:	Panamanian
Date of Birth:	September 29, 1960
Commercial Address:	Avenida Ernesto T Lefevre y Calle primera Sur, Parque Lefevre
Mail Address:	Post Office Box 0816-08556
Telephone:	224-8333
Fax:	224-7411
E-mail:	lefevre@pty.com

High school graduated from Colegio Javier. B.S. in Business Administration from the Universidad de Panama. Magister on Business Administration from Babson College, Boston, Massachusetts. Held several positions from 1985 to 1999 in the Banco Internacional de Panama, since 1999 holds the position of General Manager of Cia. Lefevre, S.A., EMMA, S.A. and Manager of Internacional de Cementerios, S..A.

VIRGILIO SOSA	**PRINCIPAL DIRECTOR**
Nationality:	Panamanian
Date of Birth:	February 27, 1956
Commercial Address:	Torre Banco General / Piso No. 26, Aquilino de la Guardia / Marbella
Mail Address:	P.O. Box 9918, Panama 9
Telephone:	223-9844
Fax:	223-0846
E-mail:	felipo@cwpanama.net

Graduated from University of Notre Dame, President of Master Builders, Inc., Grupo Informatica, S.A. and various real state corporations.

LAURY M. DE ALFARO:	**ASSISTANT DIRECTOR**
Nationality:	Panamanian
Date of Birth:	April 30, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033
Fax:	224-2311
E-mail:	lalfaro@grupomelo.com

Director of the other companies that conform Grupo Melo. Studied Nutrition and Dietetics, Purdue University, Indiana,U.S.A. Enter Grupo Melo in 1982 with the position of Assistant General Manager of Embutidos y Conservas de Pollo, S.A. In 1987 Assistant Manager of the Restaurants Division and in 1989 General Manager of this

Division up to 1994. From that date is the Grupo Melo Human Resources Director. Responsible of the implementation of the policies, programs and proceedings related to labor at Grupo Melo level, in charge of the process of hiring the executive personnel, coordinating the developing and training personnel programs.

RICARDO SOSA:	**ASSISTANT DIRECTOR**
Nationality:	Panamanian
Date of Birth:	May 20, 1963
Commercial Address:	Ave. Federico Boyd, Calle 49, Condominio Alfaro, Planta Baja
Mail Address:	P.O. Box 0831-01039
Telephone:	223-1727
Fax:	223-0961
E-mail:	rsosav@cwp.net.pa

Industrial Mechanical Engineer graduated at Clasrkson University, Potsdam,New York, United States of America. Has Master Degree in Business Administration concentration in Finances in the University of Florida, Gainesville, Florida, United States of America(1986), License of Valuables broker Issued by the Comision Nacional de Valores (since 1989) and License of Real State Broker issued by the Ministry of Commerce and Industry (since 2003). Started his professional career in the local bank area. Was Director of the Bolsa de Varoles de Panama S.A. and Vice-president of the Association of Agents Salesmen of valores, SA. In 1994 forms his own corporation, Asesoria en Finanzas e Inversiones, S.A., of which is its President. Actually is Director of Mundial Investment Funds and Assistant Director of Group Melo.

JOSE LUIS GARCIA DE PAREDES CHIARI	**PRINCIPAL DIRECTOR**
Nationality:	Panamanian
Date of Birth:	April 15, 1967
Commercial Address:	Via Simon Bolivar, Transistmica
Mail Address:	P.O. Box 00581-0816
Telephone:	278-4850
Fax:	278-4866

Graduated from Colegio Javier, B.S. in Economy and Marketing of CLARK University MBA in Finances of The Catholic University of America, United States of America. Worked as Manager of Marketing and Sales in Plasticos Modernos, S.A. from 1991 to 1998. Afterwards assumed the position of Assistant General Manager of Industrias Lacteas, S.A. from 1998 to 2005. Since January 2006 his position is General Manger of Industrias Lacteas, S.A.

JAIME RICARDO SOSA	**PRINCIPAL DIRECTOR**
Nationality:	Panamanian
Date of Birth:	November 11, 1972
Commercial Address:	Calle50 y 77 Este San Francisco
Mail Address:	P.O. Box 0819-3823,Panama, Rep. de Panama

Telephone:	270-0015
Fax:	270-1672
E-mail:	jsosa@banistmo.com

Graduated in B.S. Business Administration (Finances) University of Texas (Austin), MBA in the University of Duke, North Carolina, U.S.A., was Stock Broker in American Securities, Inc. and in the corporation Asesoria and Valores, S.A. on which was also dedicated to stockbroker and financial advisory in the position of Vice-President and Director. In 1999 hold the position of Manager of Banistmo Asset Management, on of the subsidiaries corporation in the Primer Banco del Istmo, S.A. y and the investment funds management of Banistmo Securities, Inc. In the year 2003 was promoted to Assistant Vice president. Actually holds the position of Vice-president Senior and Chief of Private Bank in HSBC.

High Level Employees and Advisers.

ARTURO D. MELO S. - CHIEF EXECUTIVE
Curriculum in previous section.

ARTURO D. MELO K. - VICE PRESIDENT OF OPERATIONS FOOD GROUP
Curriculum in previous section.

FEDERICO F. MELO K. - VICE PRESIDENT OF STORES COMMERCIAL GROUP
Curriculum in previous section.

EDUARDO A. JASPE LESCURE – VICE PRESIDENT OF FINANCE AND PLANNING
Curriculum in previous section.

LAURY M. DE ALFARO - VICE PRESIDENT OF HUMAN RESOURCES
Curriculum in previous section.

ROGELIO WILLIAMS C.	**COMPTROLLER**
Nationality:	Panamanian
Date of Birth:	May 12, 1947
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	rwilliams@grupomelo.com

B.S. in Commerce with specialization in Business Administration and Accounting, Universidad de Panama. Has a MBA from ULACIT. His experience is of 20 years in the areas of accounting, administration and management of private corporations, governmental sector and U.S.A. armed forces. Enter Grupo Melo in 1998 and from that date holds the actual position.

RICAURTE CASTRELLON D.	**DIRECTOR OF CREDIT AND FINANCES**
Nationality:	Panamanian
Date of Birth:	June 22, 1970
Commercial Address:	Via España 2313, Rio Abajo
Mail Address:	0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail	rcastrellon@grupomelo.com

B.S. in Finance graduated in the Universidad Santa Maria La Antigua, MBA of Nova Southeastern University, with emphasis in Marketing. Ha developed in the fied of corporative finances; performing several positions in multinational companies as LG Electronics, Nestle Panama and 3MPanama. Holding in this last one the position of Treasurer. Within his principal functions in Group Melo, S.A. is the negotiation of credits and collection, handling of banking relations and financial institutions, administration of the corporative treasure and the supervision of the placing of investment within the stock market.

JORGE AZCARRAGA	**DIRECTOR OF RESEARCH AND DEVELOPMENT**
Nationality:	Panamanian
Date of Birth:	December 15, 1969
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	jazcarraga@grupomelo.com

Civil Engineer from University of Florida. Was part of the Latin American Division of Black & Veatch on which has participated on studies of master planning and infrastructure evaluation systems within others. Works with the Grupo Melo since 1998.

JUAN ARGUIZONI:	**DIRECTOR OF DATA PROCESSING**
Nationality:	Panamanian
Date of Birth:	May 13, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jarguinz@grupomelo.com

Technician in Computer Programming and Analysis. Enter the Grupo in 1980, holding various positions since then. Is working in the actual position since 1991.

PAUL DE GRACIA	**DIRECTOR OF CORPORATIVE AND JURIDICAL BUSINESS**
Nationality:	Panamanian
Date of Birth:	July 4, 1973

Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 /323-6979
Fax:	224-2311
E-mail:	padegracia@grupomelo.com

B.S. in Law and Political Science in the Universidad de Panama with post grade in International Tributary Law in the University of Toledo, España; post grade in Contracts and Damages Law in the University of Salamanca, España and a Masters Degree in Mercantile Law in the University Santa Maria La Antigua. Holds the actual position since April 1997.

JAVIER VALLARINO:	**DIRECTOR OF LABOR RELATIONS**
Nationality:	Panamanian
Date of Birth:	JULY 8, 1970
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jvallarino@grupomelo.com

B.S. in Law and Political Science in U.S.M.A. with a Post Grade in Labor Law. Within his responsibilities are to give permanent advise to the Divisions of the Group in labor matters (vacations, extra time, salary, contracts, etc.) as well as to handle the relations with the Sindicato de Trabajadores (Workers Union), and management and interpret the Convencion Colectiva de Trabajo (Collective Convention of Work).

AMIR NILIPOUR	**DIRECTOR OF POULTRY TECHNOLOGY**
Nationality:	Panamanian
Date of Birth:	June 14, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	anilipour@grupomelo.com

B.S. on Animal Biology, Master Degree on Animals Science and Doctorate in Poultry Science. Has participated in national and international workshops as scientific on poultry research. Has written more than one hundred essays on human health and poultry technology advances. Works in the Grupo since 1989. Is the person responsible for the quality control of all the processes related to the poultry business of the Group (Reproduction and egg lying farms, production of poultry food, processing the chicken and of the plant of the final process of aggregate value) in order to maintain the higher international standards.

JORGE PAREDES | **DIRECTOR OF INTERNAL AUDITING**

Nationality:	Panamanian
Date of Birth:	June 11, 1971
Commercial Address:	Via España 2313, Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jparedes@grupomelo.com

B.S. in Accounting. Post Grades in Comptroller, Post Grade in High Management and Masters Degree in Business Administration. All obtained in the Universidad de Panama. Has more than 13 years of experience in external and internal auditing. Holding this positions in external auditing firms as: PWC and Arthur Andersen. Also corporations as GBM and Dell Computers. Within his responsibilities in the Group Melo, S..A. are to direct the department of internal auditing. Validate the accomplishment of the policies established by the group; as well as the reasonable presentation of the accounting financial information. Evaluation of the intern control and make recommendations to the management for its improvement.

ROBERTO TRIBALDOS: | **EXPORTS MANAGER**

Nationality:	Panamanian
Date of Birth:	December 20, 1966
Commercial Address:	Calle Primera y D Juan Diaz
Mail Address:	P.O. Box 0816-0758
Telephone:	290-8800
Fax:	220-0918
E-mail:	rat@grupomelo.com

B.S. in Agricultural Economy, Texas A&M and MBA of IEA. Worked 5 years in the marketing department of Heinz Foods in Venezuela, holding the position of trade mark manager. Enter Grupo Melo in 1994 where had hold several positions.

DANIEL CÉSPEDES T. | **VICE PRESIDENT OF AVICOLA INDUSTRIAL**

Nationality:	Panamanian
Date of Birth:	January 2, 1955
Commercial Address:	Las Mañanitas, Via Tocumen
Mail Address:	P.O. Box 0816-0758
Telephone:	292-5666 /292-5601
Fax:	292-5603
E-mail:	dcespedes@grupomelo.com

Industrial Engineer with Masters Degree on Industrial Engineering Sciences of the Georgia Institute of Technology. Enter the Grupo in 1979 and has hold diverse positions. Initially was in charge of experiments with a laboratory team to develop products of aggregated value based on chicken meat. As Production Manager of the Planta de Embutidos y Conservas de Pollo, S.A. was in charge up to 1988 of giving follow up to the sales goals and production, coordinating different functions of purchasing, production, maintenance, sales and controls. Since the end of 1988 up to this date performs as General Manager of Sarasqueta y Cia., S.A., in charge of looking for the good functioning of the plants of Las Mañanitas and Chorrera. Actually plans, organizes, coordinates, direct and controls all the operations of purchasing, production, maintenance and sales of the two food factories.

DIOGENES BECERRA - VICE PRESIDENT / GENERAL MANAGER FOOD DEPARTMENT - PRODUCTION

Nationality:	Panamanian
Date of Birth:	October 9, 1950
Commercial Address:	Oficinas de Cerro Azul
Mail Address:	P.O. Box 0816-0758
Telephone:	297-0028
Fax:	297-0082
E-mail:	dbecerra@grupomelo.com

Enter the Group more than38 years ago, for 25 years hold the position of Manager of the Reproduction Plant. In 1995 was Assistant General of the Department of Foods Production and since 2000 holds the actual position.

AUGUSTO VALDERRAMA VICE PRESIDENT OF AVICOLA PRODUCCION

Nationality:	Panamanian
Date of Birth:	November 13, 1955
Commercial Address:	Cerro Azul, Pacora, Calle Principal, Avenida Los Caobos
Mail Address:	P.O. Box 0816-0758
Telephone:	221-1011
Fax:	297-0082
E-mail:	avalderrama@grupomelo.com

B.S. in Economics. Has a Masters Degree on Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works in the group since 1990. Within his responsibilities are: to manage the processing operation of chicken of the Group, as well with the process of distribution and commercialization of the chickens alive and processed, fresh table eggs and all the chicken products and its derivates.

DOMINGO BATISTA REAL STATE VICE PRESIDENT

Nationality:	Panamanian
Date of Birth:	April 24, 1954
Commercial Address:	Calle Primera Los Angeles
Mail Address:	P.O. Box 0816-0758
Telephone:	260-4813
Fax:	260-1557
E-mail:	dbatista@grupomelo.com

Veterinary Doctor from the Universidad Federal Santa Maria, R.S. Brazil. With 23 years of service in the Grupo Melo has hold executive positions inside the Divisions: Poultry,

Stores, Industrial, Marketing, Processing and actually has under his management the Real State Division.

EDUARDO CHAMBONET:	**VICE PRESIDENT OF RESTAURANTS**
Nationality:	Panamanian
Date of Birth:	September 17, 1950
Commercial Address:	Via España 2214, Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-6818 / 221-9929
Fax:	221-6344
E-mail:	echambonet@grupomelo.com

B.S. in Business Administration with specialization in Marketing from Saint Edwards University, Austin, Texas in the United States of America. Works with the group since 1978. Within his responsibilities are the management and operation of the chain of Restaurants PIO PIO in the Republic of Panama, verifying the compliance with the proceedings, controls, policies and standards of quality in order to achieve the sales and profits budgets.

FEDERICO ALVARADO:	**VICE PRESIDENT OF MACHINERY DEPARTMENT (EQUIPMENT)**
Nationality:	Panamanian
Date of Birth:	December 24, 1945
Commercial Address:	Ave.Tocumen frente a la Urb. Villa Lucre
Mail Address:	P.O. Box 1154, Zona 1, Panama
Telephone:	274-9000
Fax:	274-9090
E-mail:	falvarado@grupomelo.com

B.S.in Business Economics. Works with the group since 1978. Within his responsibilities are the planning and organization of the operations of the Department of Machinery (purchases, sales, management, etc.), as well as to hire the required personnel to make functional the operations, complying with the dispositions of the High Administration of the Group to achieve existing revenue goals.

Legal Advisors:

The company Grupo Melo, S.A. and the corporation Grupo Melo in general has two lawyers, Lic. Paul Degracia Zarzavilla (Director of Corporative and Juridical Business) and Lic. Javier Vallarino (Director of Labor Relations), both with residence in the City of Panama, Via España, Rio Abajo, No. 2313, telephone 221-0033, fax 224-2311 and e-mail padegracia@grupomelo.com and jvallarino@grupomelo.com respectively.

In addition to the above mentioned internal lawyers, Grupo Melo does not uses any special lawyer or group of lawyers that renders services to the group on legal maters. The use of outside lawyers vary in accordance with the necessities of each particular case. Lawyer Paul Degracia Zarzavilla is the lawyer in charge of control, registering, transferences, payment of dividends and everything related with the stocks of Grupo Melo, S.A. and its subsidiaries.

Auditors.

Ernst & Young is the auditors firm of Grupo Melo, S.A. and subsidiaries. **Ernst & Young** are Public Authorized Accountants will offices located in Calle 51 Bella Vista, tel. 206-9200, fax 206-9291. The main contact in Ernst & Young is Lic. Aurora Diaz.

Designations due to agreements and under standings.

This practice does not exist in Grupo Melo.

B. Compensations.

In 2006 the members of the Board of Directors of Grupo Melo, S.A. received compensations in the order of US$584,996. From that amount the Directors of Grupo Melo that have executive duties received the amount of B/.519,246 and the External Directors without duties in the Grupo received B/.65,750.

C. Practices of the Board of Directors

The clause eight of the partnership agreement of the Grupo Melo, S.A. establishes that all the directors and dignitaries may be reelected to hold their positions and will be elected for the period between one Ordinary General Assembly of Shareholders and the following. Is a tradition to celebrate the Ordinary General Assembly of Grupo Melo Shareholders in the month of April of each year.

Executive Committee

Is formed by Arturo D. Melo S., Arturo D. Melo K., Federico Melo K., aury M. De Ifaro, Eduardo E. Jaspe and Rogelio A. Williams.

The Executive Committee meets weekly and its decisions are ratified by the ordinary monthly meetings of the Board of Directors of Group Melo, S.A. The ninth clause of the constitutive Partnership Agreement of the corporation Group Melo,S.A. establishes the functions of the Executive Committee that are the taking of decisions over the direction of the business, the administration, the objectives and the policies of the corporation that cannot wait for the summon of a meeting of the Board of Directors. But the decisions adopted by the Executive Committee will be subjected to the ratification or modification of the Board of Directors.

Auditing Committee

Grupo Melo, S.A. has a Auditing Committee conformed by Manuel D. Cabarcos (Coordinator), Miguel De Janon, Eduardo Jaspe (secretary) and Federico Melo K. (alternate member), all members of the Board of Directors of Grupo Melo, S.A.

The main job of the auditing committee are (i) to study, analyze and inquire the financial operations of the Group, (ii) to recommend to the Board of Directors actions of administrative type in that subject, (iii) to inspect the internal auditing program of Grupo Melo, (iv) analyze the Financial Statements, (v) to request information to the internal auditing department on the relevant acts and to verify the implementation of the adopted corrective measures, and (vi) to request for the graphics, descriptive or narrative that show the instituted internal controls, including those of the programmed controls, and to inform the Board of Directors the results of the exams done with the pertinent suggestions.

Finances Committee

The finances committee if conformed by Manuel D. Cabarcos, Jose Luis Garcia De Paredes, Virgilio Sosa y Eduardo Jaspe.

The main job of the Finances Committee, is to present to the Board of Directors, observations and recommendations in the following matters: (i) financial and budget objectives at short and medium term, (ii) strategies to achieve an optimal financial structure, (iii) strategies to follow with the financial providers of the Group including obtaining the best financial costs possible, (iv) any other financial matter that arises of the operations of the Group.

Executive Compensation Committee

Is conformed by Jaime Sosa, Jose Luis Garcia de Paredes and Laury M. de Alfaro.

Its mission is to define an effective and consistent policy directeded to enroll and retain the best executives on the market. For that purpose the Committee will offer the Direction of Human Resources the philosophical bases and the adequate proceedings to offer a positive labor environment, a competitive remuneration and benefits, as well as opportunities to professional and personal growth within Grupo Melo. Its main objective is to achieve a low rotation of the executive personnel of Group Melo.

Governability and Strategies Committee

The functions of the Governability and Strategies Committee are:

- To watch over the faithful performance of the norms of the corporative government that rules the operations of Group Melo and its subsidiaries.
- To recommend amendments or expansions to the norms of the corporative government to maintain them up dated to changes and new requirements of the Corporative frame.
- To watch for the fulfillment of the institutional Ethic Code.
- To act as a counseling body in the making of projects of business strategies for the consideration of the Board of Directors.
- To maintain monitoring the fulfillment of the strategy plans of the group and its affiliates.

For more details on the description of the functions and reach of the responsibilities, you must refer to Note. No.1 of the Financial Statements corresponding to the fiscal period 2006 that develops the characteristics on the corporative information.

D. Employees

At December 31, 2006, Grupo Melo had 3,665 employees, among permanent and contingents distributed by division in the following way:

Division	Permanent Employees
Food	1,813
Restaurant	648
Stores	676
Woods	676
Machinery (equipment)	185
Real State	140
Services	76
Total	**3,665**

The actual labor agreement of general working conditions between Grupo Melo, S.A. and its subsidiaries and the Workers Union of Melo and Affiliated Companies, which was negotiated in the year 2006 and will be on force up to December 2009. There has always been maintained cordiality relations and mutual agreement between Grupo Melo and the Union.

E. Capital Stock Proprietorship.

GROUPS OF EMPLOYEES	NUMBER OF STOCK	% REALTED TO THE TOTAL OF SHARES ISSUED	NUMBER OF STOCK	% THAH REPRESENT HOLDERS RELATED TO THE TOTAL AMOUNT OF SHAREHOLDER
Directors, Dignataries, Executives, Managers	1,965,655	84.62%	9	16.36%
Other Employees	0	0%	0	0.00%

The clause seventh of the partnership agreement of Grupo Melo, S.A. establishes that the shareholders do not have preferential rights to subscribe, in proportion to the shares they own, shares issued due to the increase of capital, so that is not applicable to the corporation in article 13 of the Law 32 of February 26, 1927 related to corporations. Neither takes into consideration preferential rights in front of the sale of shares made by the other shareholders nor any other type of options for the acquiring of shares of the Grupo Melo, S.A.

Clause seventh of the partnership agreement of Grupo Melo, S.A. points out that the shareholders will have the right to issue one vote for each share of the Grupo Melo, S.A. There does not exists shares with different voting rights to those pointed there.

There does not exists any agreement that includes the employees in the capital equity of Grupo Melo, S.A., nor over any other valuable of the corporation.

IV. PRINCIPAL STOCKHOLDERS

GROUPS OF SHARES	NUMBER OF SHARE	% OF THE NUMBER OF SHARE	NUMBER OF STOCK HOLDER	% OF THE NUMBER OF STOCK HOLDER
1-500	4,223	0.18%	23	41.80%
501-1000	5,684	0.24%	7	12.70%
1001-2000	6,549	0.28%	4	7.30%
2001-5000	25,417	1.09%	6	10.90%
5001-7500	0	0	0	0
7501-10000	0	0	0	0
10001-50000	177,962	7.66%	8	14.50%
50001-100000	264,591	11.39%	4	7.30%
100001-1,5000,000	1,838,618	79.15%	3	5.50%
TOTALS	2,323,044	100%	55	100.00%

Tenmel, S.A. is the corporation that exercise control on Grupo Melo, S.A. The corporation Tenmel, S.A. is the corporation that encompass a total of 1,374,395 of the shares issued of a total of 2,323,044 shares issued and circulating of Grupo Melo, S.A. which represents a 59.16% of the total capital issued and in circulation of the corporation.

Grupo Melo, S.A. is not a property of any other natural or juridical person, nor exist there any arrangement that could result on a change of the shares control.

V. RELATED PARTIES, BINDS AND AFFILIATIONS.

There does not exists transactions with the related parties as per point V of the Agreement No.6 of May 19, 2000 of the Comision Nacional de Valores.

VI. FISCAL TREATMENT

As Grupo Melo, S.A. is a corporation exclusively dedicated to the own of shares, the only tribute to be paid to the Government is done in concept of unique rate.

VII. CAPITALIZATION STRUCTURE

Shares and Participation Securities.

TYPE OF VALUE AND CLASS	AMOUNT OF VALUES ISSUED AND CIRCULATION	SECURITY MARKET LIST	MARKET CAPITALIZATION
Common, Nominative And without nominal Value shares	2,323,044	US$25.00	US$58,076,100.00

Grupo Melo, S.A. does not have circulating any debt securities.

Debt Securities

The subsidiaries companies of Grupo Melo have the following debt securities.

COMPANY	Date Issued	Amount (US) Circulating	Type of Value	Series	Maturity Date
EMISSION US$ 7,500,000					
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	A	December 22,2007
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	B	December 22,2008
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	C	December 22,2009
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	D	December 22,2011
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	E	December 22,2010
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	F	December 22,2012
EMISSION US$ 15,0000,000					
Empresas Melo, S.A. (Compañia Finanzas y Servicios,S.A.	30/07/2002	11,386,758 Bonds	Mortgage		December 25,2012
EMISSION US$ 6,000,000					
Empresas Melo, S.A. (Sarasqueta y Compañia, S.A.)	10/12/2004	1,500,000	Mortgage Bonds	B	December 10,2007
Empresas Melo, S.A. (Sarasqueta y Compañia, S.A.)	10/12/2004	1,500,000	Mortgage Bonds	C	December 10,2008
Empresas Melo, S.A.	10/12/2004	1,500,000	Mortgage		December 10,2009

(Sarasqueta y Compañía, S.A.)			Bonds	D
EMISSION US$ 3,000,000				
Altos de Vistamares,S.A.	2/12/2003	2,000,000	Mortgage Bonds	December 2, 2008
Empresas Melo, S.A.	15/06/2005	5,000,000	VCN	June 15, 2007
Empresas Melo, S.A.	26/09/2006	10,000,000	Mortgage Bonds	September 26, 2011
		US$ 40,386,758		

Description and rights of the Securities of Shares Capital.

Authorized Capital	2,500,000 common shares
Shares Issued and Circulating	2,323,044 shares
Completely Paid	2,323,044 shares
Not completely Paid	0
Share value	Without nominal value
Shares subscribed and not paid	0

Annual vary in the number of shares issued and circulating during the last 5 (five) years in Grupo Melo, S.A.

31-12-2006	2,323,044
31-12-2005	2,323,044
31-12-2004	2,328,314
31-12-2003	2,328,314
31-12-2000	2,328,314

In the last five (5) years not more that the 10% of the capital nor any other percentage has been paid with goods that are not cash.

Grupo Melo, S.A. does not have other debt securities nor capital aside than those described in this section.

Information related to the market

The issuing or debt securities has been authorized by the Comision Nacional de Valores and are registered in the Bolsa de Valores de Panama and for each emission the Agent of Payment, Registry and Transference is detailed as follows:

COMPANY	DATE ISSUED	AMOUNT US$	AGENT OF PAYMENT, REGISTRY & TRANSFERENCE.
Empresas Melo, S.A.	22/12/2005	7,500.00	Banco General, S.A.
Empresas Melo, S.A.	30/07/2002	15, 000,000	Banco del Istmo, S.A.

(Compañía de Finanzas y Servicios, S.A.			
Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.)	10/12/2004	6, 000,000	Banco del Istmo, S.A.
Altos de Vistamares, S.A.	02/12/2003	3, 000,000	Banco del Istmo, S.A.
Empresas Melo, S.A.	26/09/2006	10,000,000	MMG Bank Corporation
Empresas Melo, S.A.	15/06/2005	5,000,000	Banco del Istmo, S.A.
		US$ 46,500,000	

Grupo Melo, S.A. does not have agreements with Security Houses that establishes markets for its securities.

II PART
FINANCIAL SUMMARY

A. Presentation applicable to the issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	ANUAL 31/12/06	ANUAL 31/12/05	ANUAL 31/12/04	ANUAL 31/12/03
Total Sales	190,690	162,277	158,351	136,378
or Income				
Operative Margin	8.37%	5.91%	1.63%	4.86%
General and				
Administrative	66,157	58,514	54,975	51,052
Expenses				
Net profit or loss	8,826	4,395	176	2,263
Shares Issued				
And Circulating	2,323,044	2,323,044	2,328,314	2,328,314
Profit or Loss per				
Share	$3,80	$1.89	$0.07	$0.97
Depreciation and				
Amortizing	5,276	4,903	4,995	4,907
Profit or loss				
No recurrent	0	0	0	0

BALANCE SHEET	ANUAL 31/12/06	ANUAL 31/12/05	ANUAL 31/12/04	ANUAL 31/12/03
Current Assets	60,993	54,666	59,056	58,376
Total Assets	138,448	128,006	129,993	128,558
Current Liability	47,870	51,138	52,652	49,396
Long Term Debt	35,711	29,352	36,959	37,926
Preferred shares	0	0	0	0
Capital Paid	21,776	21,776	21,268	21,391
Retained Earnings	29,868	22,836	19,104	19,837
TOTAL EQUITY	**51,715**	**44,653**	**40,381**	**41,147**
FINANCIAL REASONS				
Dividend / Share	$0.76	$0.04	$0.39	$0.18
Total Debt / Equity	1.68	1.87	2.22	2.12
Working Capital	13,124	3,527	6,404	8,979
Current Reason	1.27	1.07	1.12	1.18
Operative Profit / Financial Expenses	2.85	1.73	0.45	1.17

III PART
FINANCIAL STATEMENTS

We attach to this report the Annual Financial Statements audited by a independent Public Authorized Accountant.

IV PART
CORPORATIVE GOVERNMENT

In accordance with the guides and principles dictate by Agreement No. 12 of November 11, 2003, for the adoption of the recommendations and proceedings related to the good corporative government of the registered corporations, please answer the following questions in the following exhibit included, without prejudice of the additional explanations you estimate necessary or convenient.

	MINIMUM CONTENTS
1.	1. Indicate if at the internal of the corporation has been adopted rules and proceedings of a good corporative government. In affirmative case, if are based in any specific regulation. The policies and practices of the Board of Directors of Grupo Melo, S.A., incorporates norms of Corporative Government, as it is shown in the Note No. 1 of its Financial Statements, Audited at December 31, 2005. These policies do not comply at 100% with what is stipulated in the Agreement 12-2003 of the Comision Nacional de Valores, nevertheless contains basic aspects on the issue of the Corporative Government. Is the intention of the Issuer in the medium term to adequate its policies to the requirements of the Agreement, at the international standards as well as others laws on force in the Republic of Panama.
2.	Indicate if these rules or proceedings contemplate the following issues: a. Supervision of the activities of the organization Yes
	b. Existence of independent criteria applicable to the designation of the Directors in charge of the shares control. The Partnership Agreement of Grupo Melo, S.A., establishes that any natural or juridical person may be elected as director without the necessity to be shareholder. The Directors are elected each year in the Share Holders General Assembly by simple majority.
	c.Existence of independent criteria applicable to the designation of the Directors in charge of the Administration. The Directors are elected each year in the Share Holders General Assembly by simple majority. To create rules to avoid in the organization the power control within a reduced group of employees or directors. NO.
	d..Constitution of Commissions of Support as of: Complying and Administration of Risks, of Auditing. There are 5 permanent committees of the Grupo Melo Board of Directors. Also is accustomed to constitute temporary special committees which have the

	purpose to analyze specific themes and to present proposals to the Board of Directors.
	e.To celebrate working reunions of the Board of Directors, with minutes that reflect the taking of decisions. The meetings of the Board of Directors are celebrated monthly and the Minutes of each meeting are written.
	f. The right of every director and dignitary to collect and obtain information. Is honored the right of every director and dignitary to obtain information. The Directors are able to contact directly the executives of the Group and to request the required information.
3.	Indicate if a Code of Ethics has been adopted. If the answer is affirmative, please show the method to disclose it to whom it is directed. There is a Code of Corporative Ethics directed to all the Directors, Dignitaries, Executives and employees of the Grupo.
	BOARD OF DIRECTORS
4.	Indicate if the regulations of the corporative government establishes parameters to the Board of Directors related to the following aspects:
	a.Communication and information policies of the corporation with its shareholders and third persons. No
	b. Conflict of interests between key Directors, Dignataries and Executives, as well as decision taking. It is used the practice that the Director that has a conflict of interests in the decision to be taken leave the room of the Board of Director while the other directors take the decision.
	c. Policies and proceedings for the selection, hiring, retribution and destitution of the principal executives of the corporation. No.
	d. Systems of evaluation of the performance of key executives. Evaluations are done of the performance of every executive every year.
	e. Reasonable control of risks. Exists a Committee of Auditing that evaluates the risks and watch over the fulfillment of norms and proceedings; an Executive Committee that evaluates the general risks of the business and dictates norms for its coverage; a Insurance Committee that evaluates the correct protection against disasters; a Credit Committee that evaluates the risks of the credit transactions. Each one of these Committees is handled as per the proceedings established by themselves.
	f. Appropriate Book-keeping registers that reasonable reflects the financial position of the corporation. The book-keeping is based in NIIF's and the Agreements that on this mater has issued the CNV. Exists an Auditing Committee that watches over the fulfillment of this norms and to whom report the External Auditors.
	g. Protection of the assets, prevention and detection of frauds and other irregularities. On each area exists personnel responsible to take care and guard the assets as a good father of family and depending or the hierarchy established in the Grupo. h. An adequate representation of all the shareholders groups, including the

	minorities. The Partnership Agreement of Grupo Melo contemplates the vote by simple majority and the Directors are selected in the Yearly Board of Shareholders. Nevertheless, actually the principal shareholders have representation in the Board of Directors.
	i. Mechanisms of internal control of the handling of the corporation and its periodically supervision. Control mechanisms has been established based in the operations and in international norms. These mechanisms are recorded in the Manual of Proceedings of the Comptrollership and other written documents. The supervision is carried out by each one of the persons that are in charge that these proceedings are accomplished.
	5. Indicate if the regulations of the corporative government contemplate incompatibilities of the members of Board of Director to demand or to accept payments or other fringe benefits, nor to pursue the acquisition of personal interests. No

	Arrange of the Board of Directors
6.	Does the rules of the corporative government foresee the mechanisms to assure the enjoyment of the rights of the shareholders, as: a. Access to the information referent to criteria's of the corporative government and its observance. No.
	b. Access to the information referent to the criteria's to choose the external auditors. No.
	c.To exercise its right to vote in the shareholder meetings, in agreement with the Partnership Agreement and/o the by-laws of the corporation. The Partnership Agreement of Grupo Melo, S.A. establishes the way to summon the share holders meetings which are fulfilled literally. The Summon is announced in the newspaper and notice of the meeting is sent by letter to each shareholder.
	d. To have access to the information related to the compensation of the members of the Board of Directors. The compensation of the members of the Board of Directors appears in the Note 21 of the Audited Financial Statements of Grupo Melo, S.A. which are of public information.
	e. Access to the information referent to the compensation of the Key Executives. No.
	f. Knowledge of the outline of the shares compensation and other benefits offered to the employees of the corporation. No.

	COMMITTEES
7.	Does the rules of the corporative government foresee the conforming of

	support committees as:
	a.Auditing Committee; or its equivalent denomination Yes
	b. Committee of Risks Fulfillment and Administration; or its equivalent denomination. Exists a Committee of Insurance that reports to the Executive Committee on the Board of Directors
	c. Committee to Evaluate and Postulate of independent directors and key executives; or its equivalent denomination Committee of Executive Compensation
	d. Others Committee of Governability and Strategy; Finances Committee
9.	If the previous answer is affirmative, are those committees constituted for the period covered in this report?
	a.Auditing Committee Yes. Is a Permanent Committee
	b. Committee of Risk Fulfillment and Administration Yes. Is a Permanent Committee
	c. Committee to Evaluate and to Postulate the independent directors and key executives. Yes. Is a Permanent Committee.

	Conforming the Committees
10.	Indicate how are conformed the committees of:
	a. Auditing (number of members and position of who conforms it, sample 4 Directors – 2 independent and the Treasurer) 4 Principal Directors – 2 independents
	b. Risks Achieving and Administration 4 Principal Directors and the Grupo Comptroller
	c. Committee to Evaluate and to Postulate the independent directors and the key executives 3 Principal Directors – the three independents and a Assistant Director.

V PART
PUBLISHING

The publishing media by which will be disclosed by the Grupo Melo, S.A. the Annual Actualization Report is the web page of Grupo Melo: www.grupomelo.com.pa from April 2, 2007.

Legal Representative,
Grupo Melo, S.A.

Eduardo Jaspe Lescure
Vice President

END